     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1997

                                                      REGISTRATION NO. 333-32030
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           -------------------------
                         POST-EFFECTIVE AMENDMENT NO. 1
                                 ON FORM S-3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                            EL PASO ELECTRIC COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          TEXAS                                         74-0607870
(STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NUMBER)


                               100 NORTH STANTON
                             EL PASO, TEXAS  79901
                                (915)  543-5711
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                          ---------------------------
                              TERRY BASSHAM, ESQ.
                                GENERAL COUNSEL
                            EL PASO ELECTRIC COMPANY
                                KAYSER BUILDING
                               100 NORTH STANTON
                             EL PASO, TEXAS  79901
                                (915)  543-5711
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                           --------------------------
                                WITH A COPY TO:
                              DANIEL G. KELLY, JR.
                                SIDLEY & AUSTIN
                                875 THIRD AVENUE
                           NEW YORK, NEW YORK  10022

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
===========================================================================================================
 TITLE OF EACH CLASS                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
 OF SECURITIES TO BE        AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING    AMOUNT OF
      REGISTERED             REGISTERED               UNIT                 PRICE         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
First Mortgage Bonds        $107,634,509                100% (1)        $107,634,509            $37,115

  Common Stock                13,842,797 shares        $5.53 (2)        $ 76,550,667             26,397

  Preferred  Stock               160,000 shares     $ 100.00 (1)        $ 16,000,000              5,518
                                                                                                -------
Total                                                                                           $69,030(3)
===========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933 on the basis of the aggregate principal amount of First Mortgage Bonds and the liquidation preference of Preferred Stock to be registered. Pursuant to Rule 416(b) under the Securities Act of 1933, the Registration Statement also covers shares of Preferred Stock received from time to time as "payment in kind" stock dividends.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low prices of the Common Stock on the American Stock Exchange on March 27, 1996.

(3) The securities registered hereunder are being carried forward from the Registration Statement on Form S-1 to which the enclosed Prospectus relates. The full amount of the filing fee in respect of such securities ($69,030) was previously paid at the time of the initial filing of such Registration Statement (April 3, 1996) and of Pre-Effective Amendment No. 1 thereto (April 24, 1996).

THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            EL PASO ELECTRIC COMPANY


                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


 FORM S-3 ITEM
 NUMBER AND CAPTION                                     LOCATION IN PROSPECTUS

1.  Forepart of Registration Statement and
    Outside Front Cover Page of Prospectus...   Facing Page; Cross-Reference Sheet;
                                                Outside Front Cover Page
2.  Inside Front and Outside Back Cover
    Pages of Prospectus......................   Inside Front and Outside Back Cover
                                                Pages; Available Information
3.  Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges.......   Risk Factors; Ratio of Earnings to Fixed Charges
                                                and Preferred Stock Dividend Requirements

4.  Use of Proceeds..........................   Use of Proceeds

5.  Determination of Offering Price..........   Determination of Offering Price

6.  Dilution.................................   *

7.  Selling Security-Holders.................   Selling Securityholders

8.  Plan of Distribution.....................   Plan of Distribution

9.  Description of Securities to be
    Registered...............................   Description of Bonds; Description of Preferred
                                                Stock; Certain Federal Income Tax Consequences;
                                                Description of Common Stock

10. Interest of Named Experts and Counsel....   Legal Matters; Experts

11. Material Changes.........................   The Company; Reorganization Under Chapter 11 of
                                                the Bankruptcy Code; Capitalization

12. Incorporation of Certain Information by
    Reference................................   Available Information

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities..............................   *

___________________________________________

*Answer is negative or item is inapplicable.

                     SUBJECT TO COMPLETION, APRIL 4, 1997

PROSPECTUS

                            EL PASO ELECTRIC COMPANY


          $17,700,000 9.40 % SERIES E  FIRST MORTGAGE BONDS DUE 2011


               28,548 SHARES OF 11.40% SERIES A PREFERRED STOCK


                       11,908,539 SHARES OF COMMON STOCK
                              ___________________



  The First Mortgage Bonds (the "Bonds"), the shares of 11.40% Series A Preferred Stock (the "Preferred Stock") and the shares of Common Stock, no par value (the "Common Stock" and, collectively with the Bonds and the Preferred Stock, the "Securities") of El Paso Electric Company, a Texas corporation (the "Company"), covered by this Prospectus may be sold from time to time by the securityholders specified in this Prospectus or their successors in interest (the "Selling Securityholders"). See "Selling Securityholders."

  The Bonds and the Preferred Stock are not listed on any national securities exchange. The Common Stock is listed on the American Stock Exchange (the "AMEX") under the trading symbol "EE." On April ___, 1997 the last reported sale price of the Common Stock on the AMEX was $_____ per share.

  The Company will not receive any of the proceeds from the sale of the Securities being offered by the Selling Securityholders. The Selling Securityholders may, from time to time, sell the Common Stock for cash at market prices prevailing on the AMEX at the time of sale, or sell the Bonds, the Preferred Stock and Common Stock under certain other terms. See "Plan of Distribution."

                              ___________________

  THE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                              ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND  EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION
         NOR   HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY
           STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY
             OR ADEQUACY  OF THIS PROSPECTUS.   ANY  REPRESENTATION
               TO   THE   CONTRARY   IS   A  CRIMINAL   OFFENSE.

                 The date of this Prospectus is April   , 1997

                             AVAILABLE INFORMATION


     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission's Regional Offices at 7 World Trade Center, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-1 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from the Commission, at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The Bonds were issued pursuant to a General Mortgage Indenture and Deed of Trust, as supplemented by a First Supplemental Indenture each dated as of February 1, 1996 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee. The Preferred Stock was issued pursuant to a Statement of Resolution Establishing Series of Preferred Stock (the "Statement of Resolution"). Pursuant to the terms of the Indenture and Statement of Resolution, so long as any Bonds or shares of Preferred Stock, respectively, remain outstanding, the Company will furnish to holders thereof quarterly reports (containing unaudited financial statements) for the first three quarters of each fiscal year of the Company and annual reports (containing audited financial statements and an opinion thereon by the Company's independent certified public accountants) that the Company is, or would be, required to file under Section 13 or 15(d) of the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K Report"); and

     (2) The description of the Company's Common Stock contained in the Company's registration statement on Form 8A dated February 12, 1996, which was declared effective on February 15, 1996, registering the Common Stock pursuant to Section 12(b) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to El Paso Electric Company, Kayser Building, 100 North Stanton, El Paso, Texas 79901, Attention:
Secretary, telephone number (915) 543-5711.

                                 RISK FACTORS


DEPENDENCE OF VALUES AND FINANCIAL RATIOS ON MANAGEMENT'S ESTIMATES OF FUTURE PERFORMANCE

     The Company emerged from bankruptcy on February 12, 1996 (the "Reorganization") pursuant to its Fourth Amended Plan of Reorganization (the "Plan"). In connection with its emergence from bankruptcy, the Company adopted fresh-start reporting in accordance with the requirements of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 required a determination of the Company's reorganization value, which is the estimated fair value of the reorganized entity as a going concern at the time that it emerges from bankruptcy. Management's estimate of the reorganization value of the Company on the effective date of the Reorganization was $1,910 million. This amount was determined by the Company based primarily on the estimated value of its capital structure, which in turn resulted from management's estimates of future operating results. The valuation necessarily assumed that the Company will achieve management's estimates of future operating results in all material respects. If these results are not achieved, the resulting values could be materially different.

     The book values assigned to the Company's assets, the operating results and the ratios that measure the Company's ability to meet its requirements for debt service reflect the Company's reorganization value and are correspondingly impacted by the estimates described above. The failure by the Company to achieve management's estimates of future operating results could cause actual asset values and debt-to-equity, fixed charge and interest coverage ratios to be materially lower than those presented in the pro forma financial statements.


UNCERTAIN VALUE OF MORTGAGED PROPERTY; DIFFICULTY OF FORECLOSURE

     An aggregate of $1,075 million of the Company's senior debt, including the Bonds and $46.6 million drawn under a $100 million credit facility with Chemical Bank (the "Chemical Credit Facility"), is secured by a first mortgage lien on substantially all of the property of the Company used in its generation, transmission and distribution operations. The value allocated to the property used in the Company's generation, transmission and distribution operations (designated "Utility Plant-Net Plant in Service") in the Company's balance sheet at December 31, 1996 (incorporated herein by reference to the 1996 10-K Report) is approximately $1,415 million. See "-Dependence of Values and Financial Ratios on Management's Estimates of Future Performance." As of February 12, 1996, the value allocated to the assets used in the Company's generation, transmission and distribution operations is based on the Company's estimate of the replacement cost less depreciation of such assets and is derived from the value of the Company as a going concern rather than on an appraisal or other professional valuation of its assets. This value is derived to a material extent from assumptions regarding rates to be charged by the Company for power and, accordingly, does not represent the aggregate market value of the

Company's individual utility plant assets, the value that a willing buyer would pay therefor, or the value that would be ascribed thereto under traditional cost-based utility regulation. The value allocated to the Company's net utility plant is, in turn, allocated among individual assets in accordance with accounting rules, and those values do not necessarily represent market values for individual assets because the Company's assets comprise an integrated system. Investors should recognize that foreclosure, which is severely limited because of the Company's status as a regulated public utility, may not produce tangible assets with a value sufficient to repay the Bonds.

SUBSTANTIAL LEVERAGE AND LIMITED FINANCIAL FLEXIBILITY

     The Company has substantial leverage and significant debt service obligations. Due to a rate settlement (the "Rate Stipulation") entered into between the Company and the major parties to a rate proceeding before the Public Utility Commission of Texas (the "PUCT") pursuant to which the base rates that the Company charges most of its Texas retail customers have been fixed (the "Rate Freeze") for a ten year period beginning August 2, 1995 (the "Freeze Period"), the Company does not expect to be able to raise its rates in order to recover increases in future costs or to replace lost revenues. As of December 31, 1996, the Company had total long-term indebtedness, including the long-term portion of financing and capital lease obligations, of approximately $1,046 million, redeemable preferred stock of $108 million and long-term indebtedness as a percentage of total capitalization of approximately 70%. The Company also will have available borrowings under the Chemical Credit Facility.

     The degree to which the Company is leveraged could have important consequences to holders of the Securities, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes will be limited in the future; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; and (iii) the Company's substantial leverage may place the Company at a competitive disadvantage, hinder its ability to adjust rapidly to changing market conditions and make it more vulnerable in the event of a downturn in general economic conditions or its business. As a result, any significant reduction in revenues or significant increase in costs or expenditures could have a material adverse effect on the Company's ability to satisfy its obligations under the Bonds.


NON-COMPARABILITY OF HISTORICAL FINANCIAL STATEMENTS

     The Company's historical financial statements prior to emergence from bankruptcy are not comparable to its financial statements that give effect to the consummation of the Plan and the transactions contemplated thereby, including the application of fresh-start reporting and, therefore, are not indicative of the Company's future performance. As a result of the Reorganization, the Company significantly reduced its total debt and simplified its capital structure. At December 31, 1996, the Company's capital structure consisted of approximately $1,046 million of long-term debt (including the long-term portion of financing and capital lease obligations), $108 million of Preferred Stock and approximately $331 million of common stock equity. The Company also has a $100 million revolving credit facility to finance nuclear fuel purchases and to provide working capital. Approximately $46.6 million of this revolving credit facility was drawn to finance nuclear fuel, of which approximately $20.2 million is included in the long-term debt described above. In addition, the financial statements of the Company covering periods following the Reorganization are prepared in accordance with fresh-start reporting, pursuant to which the Company's assets were recorded at Reorganization Value and liabilities were recorded at fair value as of the effective date of the Reorganization. See"-Dependence of Values and Financial Ratios on Management's Estimates of Future Performance." The Company's financial statements are not comparable to those of most other public utilities because the Company does not report its financial statements under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."


INCREASED COSTS AND LOSS OF GENERATION CAPACITY AT PALO VERDE NUCLEAR GENERATING STATION

     A significant percentage of the Company's generating capacity, assets and operating expenses is attributable to the Palo Verde Nuclear Generating Station ("Palo Verde"). The Company's 15.8% interest in each of the three Palo Verde units represents approximately 600 MW of generating capacity. Palo Verde represents approximately 40% of the Company's available net generating capacity and represented approximately 53% of the Company's available energy for the twelve months ended December 31, 1996. Nuclear fuel represented approximately 53% of the total KWH energy mix of the Company for the twelve months ended December 31, 1996. The Company faces risks of additional or unanticipated costs at Palo Verde relating to (i) increases in operations and maintenance expenses;
(ii) the potential replacement of steam generators; (iii) an extended outage of any of the Palo Verde units; (iv) increases in decommissioning costs; (v) the storage of radioactive materials; and (vi) compliance with the regulations governing nuclear generating stations. The Company's portion of the total costs associated with the potential replacement of the Palo Verde Unit 2 steam generators in the next five to ten years is currently estimated not to exceed $30 million, including replacement power costs incurred during the period in which Unit 2 would be out of service while the steam generators were replaced. Under the Rate Stipulation, the Company bears the risk of its share of certain increased costs related to Palo Verde with respect to its Texas retail customers during the Freeze Period, and the Company does not expect to be able to recover any of such increased costs from its New Mexico and wholesale customers. The loss of a significant portion of Palo Verde generating capacity or the incurrence by the Company of its share of the increased costs described above could result in a material adverse effect on the Company's future operations and financial condition. See "-Substantial Leverage and Limited Financial Flexibility." Palo Verde is also subject to performance standards in Texas and New Mexico. If Palo Verde does not meet these performance criteria, the Company could be subject to a revenue reduction.

POTENTIAL LOSS OF CUSTOMERS DUE TO LITIGATION WITH THE CITY OF LAS CRUCES AND OTHER MATTERS


     Approximately 18% of the Company's revenues for the twelve months ended December 31, 1996 were derived from supplying power to the City of Las Cruces, the Comision Federal de Electricidad de Mexico (the national electric utility of Mexico, "CFE") and three military bases. The City of Las Cruces has instituted litigation seeking the ability to condemn the Company's distribution system and related assets located within its city limits. In March 1997, the New Mexico House of Representatives and Senate passed a bill that would give the City of Las Cruces the authority to acquire and operate the Company's distribution system within both the city limits and the surrounding five miles. If the City of Las Cruces succeeds in its efforts, the Company could lose its Las Cruces customer base, although the Company would receive compensation as established by the court. In addition, if the City of Las Cruces succeeds in its efforts, additional areas of the Company's New Mexico service territory may join the City of Las Cruces system or establish their own system. For the twelve months ended December 31, 1996, customers within the City of Las Cruces represented approximately 7% of the Company's revenues and all customers in New Mexico (other than Holloman and White Sands) represented approximately 8% of the Company's revenues. The Company's contract with CFE, under which it supplied up to 200 MW of power, expired on December 31, 1996. Following a competitive bid process, the Company and CFE entered into a new power supply contract for 1997 covering the supply of various amounts of power from 120 to 200 MW. There can be no assurance that the Company will be able to maintain CFE as a substantial customer in the future. In recent years, the United States has closed a large number of military bases and there can be no assurance that Holloman, White Sands or Ft. Bliss will not be closed in the future. The loss of any of these major customers could adversely affect the Company's revenues. See "-Substantial Leverage and Limited Financial Flexibility."


REGULATION

  TEXAS RATE STIPULATION

     The Company is currently charging residential and commercial retail rates in Texas pursuant to the Rate Stipulation. The Rate Stipulation provides a level of certainty in the rates that the Company currently charges the majority of its customers. There can be no assurance that such revenues will be sufficient to recover any increased costs incurred during the Freeze Period, including the Company's share of any increased costs in connection with Palo Verde (such as the cost of decommissioning, operations and maintenance costs, and capital expenditures), increases in other non-fuel costs of operation as a result of higher than anticipated levels of inflation, changes in tax laws or regulatory requirements, or other causes. See "-Increased Costs and Loss of Generation Capacity at Palo Verde Nuclear Generating Station." If the Company loses a significant portion of its retail customer base or wholesale sales, the Company does not expect that it would be able to replace such revenues through increased retail rates in Texas during the Freeze Period. See "-Substantial Leverage and Limited Financial Flexibility."

     Additionally, neither the Rate Stipulation nor the Agreed Order dated August 30, 1995 of the PUCT that implemented certain provisions of the Rate Stipulation (the "Agreed Order") deprives Texas regulatory authorities of their jurisdiction over the Company during the Freeze Period. Under certain scenarios, certain parties could seek to initiate an inquiry into the reasonableness of the Company's rates in Texas. In addition, the Rate Stipulation provides that, in the event of a merger or other business combination involving the Company, the parties to the Rate Stipulation retain their rights to participate as a party in a proceeding relating to such merger or business combination, as well as the right to pursue a reduction in rates below the freeze level to reflect reductions in the Company's operating costs resulting from the merger.


     REDUCTION OF RATES AND OTHER REGULATORY CHANGES

     The Company does not currently have any agreement with New Mexico regulatory authorities or parties to New Mexico regulatory proceedings comparable to the Rate Stipulation. The Company, pursuant to an order of the NMPUC, filed all of the rate filing package data required by the NMPUC with the NMPUC, including cost of service data and supporting testimony, on March 3, 1997. The Company cannot predict what action the NMPUC may take in this proceeding, and there can be no assurance that the Company will continue to be able to charge its current rates in New Mexico. See "-Substantial Leverage and Limited Financial Flexibility."

     The Company is subject to extensive regulation by both the federal government and the states in which the Company conducts its business. State and federal governmental agencies regulate the rates charged by the Company, the issuance of operational permits, the maintenance of those permits and, in some cases, the issuance of securities. Changes in these regulations or in their application to the Company could adversely affect the Company's business and financial condition.


INCREASED COSTS OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company and its operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations and hazardous waste management. Compliance with these laws and regulations is an increasingly important factor in the Company's business. The Company will continue to incur capital and operating expenditures in order to comply with applicable federal and state environmental laws and to meet new regulatory requirements. Additional expenses associated with compliance with proposed and future environmental laws and regulations could have a material adverse effect on the future operations and financial condition of the Company. See "-Substantial Leverage and Limited Financial Flexibility."

POTENTIAL CLAIMS FOR TAX INDEMNIFICATION

     Pursuant to certain agreements entered into in connection with the Company's sale and leaseback transactions related to Palo Verde and the Plan, the Company may face claims for indemnification of the lessors for certain tax liabilities and the loss of certain assumed tax benefits incurred by such lessors. The Company has been notified that the Internal Revenue Service (the "Service") has raised certain issues relating to investment tax credits claimed by a lessor. The Company estimates that the total amount of potential claims for indemnification from all lessors related to the issues raised by the Service could approximate $10.0 million, exclusive of interest, if the Service prevails. The Company cannot predict the outcome of the matter or the Company's liability for any resulting claim for indemnification. The Company also cannot predict the ultimate number or magnitude of claims that may be asserted or for which the Company may be liable under the tax indemnification obligations in the Palo Verde agreements.


SIGNIFICANT CHANGES IN ELECTRIC UTILITY INDUSTRY; INCREASED COMPETITION

     The electric utility industry is facing significant changes and increased competition as a result of changes in federal provisions relating to third-party transmission services and independent power production, as well as potential changes in state regulatory provisions relating to wholesale and retail service. The Company's wholesale and large retail customers currently have, in varying degrees, and, in the future, may have additional, alternate sources of economical power, including co-generation of electric power. This issue is particularly important to the Company because its rates are significantly higher than the national and regional average. In the face of increased competition there can be no assurance that such competition will not adversely affect the future operations, cash flows and financial condition of the Company or that the Company will be able to sustain retail rates at the level established by the Rate Stipulation during the Freeze Period.


BONDS AND PREFERRED STOCK NOT LISTED ON A NATIONAL SECURITIES EXCHANGE

     The Bonds and the Preferred Stock are not listed on any national securities exchange. The Company has been advised that certain securities firms may make a market in the Bonds and the Preferred Stock; however, they are not obligated to do so, and any market-making may be discontinued at any time without notice. Accordingly, no assurance can be given that any active public or other market will develop or continue for the Bonds or the Preferred Stock nor can any assurance be given with respect to the liquidity of, nor the trading market for, such securities.


SENSITIVITY TO WEATHER; SEASONALITY OF EARNINGS

     Because the Company's business is impacted by the use of electricity for cooling, weather patterns can have a material effect on the Company's sales of electricity. Accordingly, the Company's earnings generally are higher in the second and third quarters than in the first and fourth quarters. Although temperature levels are relatively stable over time, variations can occur from time to time, and cooler than normal weather in the summer may adversely affect the Company's revenues and earnings.

                                  THE COMPANY


     The Company is a public utility engaged in the generation, transmission and distribution of electricity in an area of approximately 10,000 square miles in west Texas and southern New Mexico. The Company also serves wholesale customers in Texas, New Mexico, California and Mexico. The Company owns or has significant ownership interests in five electrical generating facilities providing it with a total capacity of approximately 1,500 megawatts of electricity. For the twelve months ended December 31, 1996, the Company's energy sources consisted of approximately 53% nuclear fuel, 32% natural gas, 7% coal and 8% purchased power.

     The Company serves approximately 279,000 residential, commercial, industrial and wholesale customers. The Company distributes electricity to retail customers principally in El Paso, Texas and Las Cruces, New Mexico (representing approximately 56% and 7%, respectively, of the Company's revenues for the twelve months ended December 31, 1996). In addition, the Company sells electricity to wholesale customers, including Texas-New Mexico Power Company, the Imperial Irrigation District, a southern California electric power agency, and the Comision Federal de Electricidad de Mexico, the national electrical utility of Mexico. Principal industrial and other large customers of the Company include steel production, copper and oil refining, and garment manufacturing concerns and United States military installations including the United States Army Air Defense Center at Fort Bliss in Texas and White Sands Missile Range and Holloman Air Force Base in New Mexico.

     The Company's principal offices are located at Kayser Building, 100 North Stanton, El Paso, Texas 79901 (telephone 915-543-5711). The Company was incorporated in Texas in 1901.


             REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE


PLAN OF REORGANIZATION

     On February 12, 1996, the Company's Plan, which was confirmed by the Bankruptcy Court on January 9, 1996, became effective. This permitted the Company to emerge from a bankruptcy proceeding that began in January 1992.

     As a result of the Reorganization, the Company has significantly reduced its total debt and simplified its capital structure. The Company's total obligations subject to compromise (including obligations related to Palo Verde leases, which represented $700 million of allowed claims in the

Bankruptcy Case) prior to its Reorganization was $2,007 million. Under the Plan, this debt and all Palo Verde lease obligations were extinguished and the creditors received a combination of cash and newly issued debt and equity securities of the reorganized Company. On December 31, 1996, the capital structure of the reorganized Company consisted of approximately $1,046 million of long-term debt, including the long-term portion of financing and capital lease obligations, $108 million of redeemable preferred stock and approximately $331 million of common stock equity. The Company has a $100 million revolving credit facility to finance nuclear fuel purchases and to provide working capital. Approximately $46.6 million of this revolving credit facility was drawn to finance nuclear fuel, of which approximately $20.2 million is included in the long-term debt described above. Under the Plan, all of the Company's former common and preferred stock was cancelled and the holders of such securities received approximately 15% of the reorganized Company's Common Stock and the right to receive certain litigation recoveries, if any.

     In addition, in connection with the extinguishment of lease obligations, on the Effective Date arrangements pursuant to which the Company sold and leased back portions of its interest in Palo Verde were terminated and the Company reacquired such interests. The Company has agreed to indemnify certain parties to the sale-leaseback transactions against certain possible tax liabilities.

     The Company's Common Stock is listed for trading on the American Stock Exchange under the symbol "EE" and began trading on February 16, 1996.


RATE STIPULATION

     On the effective date of the Plan, the Agreed Order entered on August 30, 1995 by the PUCT became effective. The Agreed Order implemented certain provisions of the Rate Stipulation among the Company and substantially all of the other parties to a rate proceeding in Texas. Among other things, under the Rate Stipulation, (i) the Company received a one-time annual increase in Texas retail base rates of approximately $24.9 million; (ii) the Company's base rates for most customers in Texas will be fixed at this increased level during the Freeze Period; (iii) the City of El Paso granted the Company a new franchise that extends through the Freeze Period; (iv) the Company will retain 75% during the first five years of the Freeze Period and 50% during the remainder of the Freeze Period of (A) the revenues generated by providing third-party transmission services and (B) profit margins from certain off-system power sales; (v) no refunds or surcharges will be made for fuel costs and revenues for the period from July 1993 through June 1995; and (vi) all appeals of PUCT orders concerning the Company and all outstanding PUCT dockets concerning the Company's rates were resolved.


ACCOUNTING TREATMENT

     The Company's financial statements for periods following its emergence from bankruptcy are not comparable to its pre-emergence historical financial statements, which do not reflect the

Reorganization. For periods following its emergence from bankruptcy, the Company has applied fresh-start reporting in accordance with SOP 90-7. SOP 90-7 requires a determination of the Company's reorganization value, which represents the going concern value of the Company's capital structure and an allocation of such value to the Company's assets based on their relative fair values. The application of SOP 90-7 results in the creation of a new reporting entity having no retained earnings or accumulated deficit. Management's estimate of the reorganization value of the Company as of February 12, 1996 was approximately $1,910 million.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996. See "Risk Factors--Dependence of Values and Financial Ratios on Management's Estimates of Future Performance."

                                                                                  AS OF DECEMBER 31 , 1996
                                                                                 -------------------------
                                                                                  (DOLLARS IN THOUSANDS)
Capitalization:
  Common stock, stated value $1 per share, 100,000,000 shares authorized,
    59,999,981 shares issued and outstanding; and 180,000 restricted shares....                $   60,180
  Capital in excess of stated value............................................                   240,768
  Unearned compensation-restricted stock awards................................                      (758)
  Accumulated earnings.........................................................                    30,835
  Net unrealized gain on marketable securities,
    less applicable income tax expense of $125.................................                       232
                                                                                               ----------
    Common stock equity........................................................                   331,257
   Preferred stock, cumulative, no par value, 2,000,000 shares authorized,
     Redemption required - 1,084,264 shares issued and outstanding;
     at liquidation preference.................................................                   108,426
   Long-term debt..............................................................                 1,021,749
   Financing and capital lease obligations.....................................                    24,424
                                                                                               ----------
        Total capitalization                                                                   $1,485,856
                                                                                               ==========


                       RATIO OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS


          In each of the four fiscal years preceding the effectiveness of the Reorganization, the Company's earnings were not sufficient to cover fixed charges. The amount of such deficiency was $6,148,000, $22,364,000, $39,241,000 and $42,959,000 for the fiscal years ended December 31, 1992 through December 31, 1995, respectively. In those same years, the Company's earnings were also insufficient to cover fixed charges and preferred stock dividend requirements by $17,613,000, $33,829,000, $50,706,000 and $54,424,000, respectively. For the period from February 12, 1996 through December 31, 1996, the Company's ratio of earnings to fixed charges was 1.7:1, and its ratio of earnings to fixed charges and preferred stock dividend requirements was 1.4:1. For purposes of determining the above deficiencies and ratios (i) earnings consist of earnings
(loss) before income tax plus fixed charges; and (ii) fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor. The deficiencies and ratios of earnings to fixed charges and preferred stock dividend requirements include preferred stock dividend requirements adjusted to a pre-tax basis using the statutory tax rates.

                                 USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Securities. All of the proceeds will be received by the Selling
Securityholders.  See "Selling Securityholders."


                        DETERMINATION OF OFFERING PRICE


          The offering price of the Securities will be determined by the Selling Securityholders in transactions entered into by them regarding the Securities. See "Plan of Distribution."



                            SELLING SECURITYHOLDERS


          This Prospectus relates to the offer and sale by the Selling Securityholders of Securities that were (i) issued to them in the Reorganization and (ii) acquired by them in other transactions prior to the date of this Prospectus. The Prospectus is part of a registration statement filed under the Securities Act pursuant to the terms of the Registration Rights Agreement dated as of February 12, 1996 among the Company, Fidelity Management & Research Company and Fidelity Management Trust Company, on behalf of certain entities (the "Registration Rights Agreement"). In the Registration Rights Agreement, the Company has agreed to keep the Registration Statement continuously effective until the earlier of (x) such time as the Selling Securityholders receive an opinion of counsel that registration is no longer required to effect public distribution of the Securities and (y) the first date that all of the Securities shall cease to be "Registrable Securities" as defined in the Registration Rights Agreement. The Securities shall cease to be "Registrable Securities" when, among other things, they have been disposed of in accordance with the Registration Statement or Rule 144 under the Securities Act or when the restrictions on transfer by the Selling Securityholders under the Securities Act shall no longer be applicable. The Registration Rights Agreement provides that certain rights of the parties thereto are assignable in connection with a sale of the Securities.

          The Securities offered by this Prospectus are offered for the account of the Selling Securityholders. The following table sets forth, as of March 24, 1997, the names of the Selling Securityholders offering the Securities, the number and percentage of shares of Common Stock and Preferred Stock owned by such Selling Securityholders, and the aggregate principal amount of each series of Bonds owned by such Selling Securityholders and the percentage of all issued and outstanding Bonds (at December 31, 1996) represented thereby.



                                                Shares of
                                                 Common         Percentages
                                               Stock ("CS")      of Common         Series and Aggregate   Percentage of
                                              and Preferred   Stock or Preferred     Principal Amount         Bonds
 Name of Entity                                Stock ("PS")     Stock Owned              of Bonds             Owned
---------------                              -------------    ------------------  ----------------------  -------------
Fidelity Charles Street Trust:
  Fidelity Asset Manager (1)................    57,500(CS)            *            Series E - $ 3,290,000       *

Fidelity Charles Street Trust:
  Fidelity Asset Manager: Growth (1)........    15,300(CS)            *            Series E - $ 1,470,000       *

Variable Insurance Products Fund:
  High Income Portfolio (1).................     3,300(CS)            *

Fidelity Puritan Trust:
  Fidelity Puritan Fund (1).................     3,700(CS)            *

Fidelity Summer Street Trust:
  Fidelity Capital & Income Fund (1)........ 5,999,941(CS)        10.0%(CS)
                                                28,548(PS)         2.6%(PS)
Fidelity Fixed-Income Trust:
  Spartan High Income Fund (1)..............   890,613(CS)         1.5%            Series E - $ 7,710,000       *

Fidelity Magellan Fund (1)..................   137,600(CS)           *

Fidelity Advisor Series II:
  Fidelity Advisor High Yield Fund (1)......    66,400(CS)           *

Fidelity Devonshire Trust:
  Fidelity Equity-Income Fund (1)...........    13,900(CS)           *

Belmont Fund, L.P. (2)...................... 1,056,401(CS)         1.8%

Belmont Capital Partners II, L.P. (2)....... 3,131,921(CS)         5.2%

Fidelity Management Trust Company
  on behalf of accounts managed by it (2)...   531,963(CS)           *             Series E - $  5,230,000      *

                                                                                   Series E - $ 17,700,000
                                            -------------       -------                       ------------     -----
   TOTALS                                   11,908,539(CS)        19.9%(CS)                   $ 17,700,000      2.1%
                                                28,548(PS)         2.6%(PS)


*Represents less than 1%.

          (1) Each of such entities is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by FMR Co. FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such entities mentioned above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation.
          (2) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans or other trust accounts for which FMTC serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended.

          Because the Selling Securityholders may sell all or a part of their Securities, no estimate can be given as to the number of shares of Common Stock and Preferred Stock or Bonds to be held by any Selling Securityholders upon termination of the offering. The shares of Common Stock owned by the Selling Securityholders represent approximately 19.85% of the approximately 60,000,000 issued and outstanding shares of Common Stock as of March 24, 1997. The shares of Preferred Stock owned by the Selling Securityholders represent approximately 2.6% of the 1,084,264 issued and outstanding shares of Preferred Stock as of March 24, 1997. The Bonds owned by the Selling Securityholders represent approximately 2.1% of the aggregate issued and outstanding Bonds as of December 31, 1996.

          Prior to the effectiveness of the Reorganization, the Commission entered an order granting FMR Co. and FMTC an exemption from regulation as a public utility holding company under the Public Utility Holding Company Act of 1935 for a period of up to three years in respect of the ownership of the Common Stock set forth in the above table. In their application for the exemption, FMR Co. and FMTC stated that during such three year period, they will seek to reduce their holdings such that their aggregated ownership is less than 10% of the outstanding voting securities of the Company. They reserved the right to request permission to extend the exemption period if, despite their good faith efforts, they are unable to reduce their holdings consistent with their fiduciary obligations.

                              PLAN OF DISTRIBUTION


          The Securities may be sold from time to time to purchasers directly by any of the Selling Securityholders. Alternatively, any of the Selling Securityholders may from time to time offer the Securities through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such underwriters, dealers or agents who participate in the distribution of the Securities may be deemed to be underwriters, and any profits on the sale of the Securities by them and any discounts, commissions, or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At any time a particular offer of the Securities is made, if required, a Prospectus Supplement will be distributed that will set forth the aggregate amount of the Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities.

          The Securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Securityholders or by agreement between the Selling Securityholders and underwriters or dealers.

          The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rules 10b-3 and Regulation M (Rules 100-102), which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders and any other such person. Furthermore, under Regulation M, any person engaged in a distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for a period of five business days prior to the commencement of such distribution.
All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

          The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, dealers or agents. The Company has also agreed to indemnify the Selling Securityholders and any underwriter they may utilize against certain liabilities, including liabilities under the Securities Act.

          In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

          No director, officer or agent of the Company is expected to be involved in soliciting offers to purchase the Securities offered hereby, and no such person will be compensated by the Company for the sale of any such Securities. Certain officers of the Company may assist such representatives of the Selling Securityholders in such efforts but will not be compensated therefor.



                              DESCRIPTION OF BONDS


GENERAL

          The Bonds were issued pursuant to a General Mortgage Indenture and Deed of Trust, as supplemented by a First Supplemental Indenture each dated as of February 1, 1996 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Bonds include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Bonds are subject to all such terms, and holders of Bonds are referred to the Indenture and the Trust Indenture Act for a statement thereof. Concurrent with the issuance of the Bonds, the Company issued First Mortgage Bonds in Series F, G and H (the "Collateral Series Bonds") to secure certain letter of credit reimbursement obligations of the Company related to pollution bonds and the obligations of the Company under a revolving credit facility. The term "First Mortgage Bonds," as used herein, means any first mortgage bonds issued by the Company at any time pursuant to the Indenture, as supplemented by an applicable supplemental indenture relating to such first mortgage bonds, including, without limitation, the Bonds and the Collateral Series Bonds. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "-Definitions."

          The Bonds are senior secured obligations of the Company, rank senior in right of payment to all future Subordinated Indebtedness of the Company and rank pari passu in right of payment with all existing and future senior Indebtedness of the Company.

PRINCIPAL, MATURITY AND INTEREST

          Each series of Bonds is limited in aggregate principal amount, bears interest at the rate and will mature on (i) February 1, in the case of Series A, C and D Bonds, and (ii) May 1, in the case of Series B and E Bonds, of the year set forth opposite the respective series below:


  SERIES    PRINCIPAL AMOUNT  INTEREST RATE   MATURITY
----------  ----------------  --------------  --------
Series A     $125.0 million       7.25%         1999

Series B     $150.0 million       7.75%         2001

Series C     $149.0 million       8.25%         2003

Series D     $236.0 million       8.90%         2006

Series E     $285.9 million       9.40%         2011


  Interest on the Series A, C and D Bonds will be payable semi-annually in cash in arrears on February 1 and August 1 of each year, commencing on August 1, 1996, to holders of record on the immediately preceding January 15 and July 15. Interest on the Series B and E Bonds will be payable semi-annually in cash in arrears on May 1 and November 1 of each year, commencing on May 1, 1996, to holders of record on the immediately preceding April 15 and October 15. Interest on the Bonds will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Bonds will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Bonds at their respective addresses set forth in the register of holders of Bonds or by wire transfer to holders of Bonds. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. The Bonds are issued in denominations of $1,000 and integral multiples thereof.


SECURITY

  The Indenture constitutes a first mortgage lien on the Mortgaged Property, subject to Permissible Encumbrances. The Bonds will be secured by the Mortgaged Property on an equal and ratable basis and will rank pari passu (except as to sinking funds and other analogous funds established for the exclusive benefit of a particular series) with all other First Mortgage Bonds, regardless of series, from time to time issued and outstanding under the Indenture.

OPTIONAL REDEMPTION

  Except as provided under "-Change of Control," Bonds in Series A, B, C and D will not be redeemable at the Company's option prior to maturity.

  Except as provided under "-Change of Control," Bonds in Series E will not be redeemable at the Company's option prior to February 1, 2006. Thereafter, the Company, at its option, may redeem, in whole or in part, the Series E Bonds, upon not less than 30 nor more than 60 days' notice, in cash at the respective redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon through the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below.

            YEAR             PERCENTAGE
            ----             ----------

       2006                   104.700%
       2007                   102.350%
       2008 and thereafter    100.000%


MANDATORY REDEMPTION; REPURCHASES UPON CERTAIN FINANCINGS

  Except as set forth below and under "-Change of Control," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Bonds prior to maturity.

  In the event the Company (a) issues any Retained Bonds and (b) within 60 days of the Initial Issuance Date, incurs any Indebtedness under clauses (iii) or (v) of the second paragraph of the covenant entitled "Incurrence of Indebtedness," the Company will, to the extent required by the Plan, redeem such Retained Bonds at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of redemption. In addition, (a) following such payments pursuant to the Plan within such 60-day period, or (b) if such Indebtedness is incurred more than 60 days after the Initial Issuance Date, the Company will repurchase Bonds through open market purchases in the amounts and within the time limits set forth in clauses (iii) and (v) of the second paragraph of the covenant entitled "Incurrence of Indebtedness." Furthermore, the Company will repurchase Bonds through open market purchases in the amounts and within the time limits set forth in clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness."

  In addition, the Company is required in certain circumstances to apply the Excess Proceeds from a sale or condemnation to repurchase Bonds through open market purchases. See "-Certain Covenants-Application of Certain Proceeds of Sale or Condemnation."

SELECTION AND NOTICE

  If less than all of the Bonds are to be redeemed at any time, selection of Bonds of such series for redemption will be made by the Trustee, on a pro rata basis (or as nearly pro rata as practicable in the sole discretion of the Trustee); provided that no Bonds of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days prior to the redemption date to each holder of Bonds to be redeemed at its registered address (or, in the case of a mandatory redemption within 60 days from the Initial Issuance Date, at least 20 but not more than 45 days prior to the date of redemption). If any Bond is to be redeemed in part only, the notice of redemption that relates to such Bond shall state the portion of the principal amount thereof to be redeemed. A Bond in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Bond. On and after the redemption date, interest ceases to accrue on Bonds or portions of them called for redemption.


CHANGE OF CONTROL

  On or prior to February 1, 1999 and no earlier than 30 days nor later than 60 days after the date upon which the Company delivers a written notice to the holders of the occurrence of a Change of Control, the Company will have the right to redeem all or part of one or more series of Bonds (the "Change of Control Redemption") at a redemption price in cash equal to 108% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon through the date of redemption. The Company will mail or cause to be mailed notice of the Change of Control Redemption to each holder within ten days of the occurrence of a Change of Control.

  In addition, upon a Change of Control, each holder of Bonds will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Bonds not otherwise subject to an optional redemption (in the case of Bonds in Series E) or a Change of Control Redemption pursuant to an offer by the Company (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon through the date of purchase. The Company will mail or cause to be mailed notice of the Change of Control Offer to each holder of Bonds within ten days following any Change of Control, which will (i) describe the transaction or transactions that constitute the Change of Control, (ii) indicate whether the Company is making a Change of Control Redemption (if prior to the third anniversary of the Initial Issuance
Date) or an optional redemption (and, if so, will describe the terms thereof) and (iii) offer to repurchase Bonds pursuant to the procedures required by the Indenture and described in such notice.

  The Company's ability to pay cash to the Holders of Bonds upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that the Company will have sufficient funds to repurchase the Bonds following a Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Bonds to require that the Company repurchase or redeem the Bonds in the event of a takeover, recapitalization or similar restructuring.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with any repurchase or redemption of the Bonds as a result of a Change of Control.


ISSUANCE AND REDEMPTION OF COLLATERAL SERIES BONDS

  In addition to the Bonds, the Company issued the Collateral Series Bonds under a supplemental indenture in the aggregate principal amounts set forth as follows:

                        SERIES      PRINCIPAL AMOUNT
                        -------     ----------------
                        Series F      $163,841,823
                        Series G      $ 34,134,780
                        Series H      $100,000,000

  The Collateral Series Bonds were issued to the New Facility Agents (or, in the case of the Series F Bonds, the Maricopa LC Creditors) to provide for the payment by the Company of principal and interest due under the New Facility Agreements. The Collateral Series Bonds are registered in the names of the New Facility Agents (or, in the case of the Series F Bonds, the Maricopa LC Creditors) and will not be transferable except to a successor to such Person as provided in the New Facility Agreements. The Collateral Series Bonds bear interest at the same rates of interest provided under the terms of the New Facility Agreements. The obligation of the Company to make payments with respect to principal and interest on the Collateral Series Bonds shall be satisfied and discharged to the extent the Company shall have satisfied and discharged its obligation to pay principal and interest under the New Facility Agreements. In the event that all of the Company's obligations under a New Facility Agreement have been discharged, the Collateral Series Bonds issued to secure such New Facility Agreement will be deemed paid in full and the holder of such Collateral Series Bonds will be required to surrender such Bonds to the Trustee for cancellation.

  The Trustee may conclusively presume that the obligations of the Company to make principal and interest payments under the New Facility Agreements have been satisfied and discharged unless and until the Trustee shall have received a written demand for redemption from the holder of such Collateral Series Bonds (or, in the case of the Series F Bonds, the Maricopa LC Agent). Unless the Trustee otherwise receives notice that such redemption demand or the declaration of the maturity of the principal under a New Facility Agreement has been rescinded, the Collateral Series Bonds shall be redeemed on the fifth Business Day following receipt of such redemption demand at 100% of the principal amount of the outstanding principal under such agreement plus accrued interest to the redemption date.

  The Collateral Series Bonds are not subject under the Indenture to a Change of Control Redemption or entitled to be repurchased as part of a Change of Control Offer. However, under the terms of a New Facility Agreement, the occurrence of a Change of Control under certain circumstances may cause an event of default under such New Facility Agreement, in which case the holder of Collateral Series Bonds could demand the redemption of such Bonds.


ISSUANCE OF ADDITIONAL BONDS

  The Indenture provides that, subject to the covenant entitled "Incurrence of Indebtedness," the Company may at any time and from time to time issue additional First Mortgage Bonds in principal amounts equal to the sum of (a) the lesser of (i) 75% of the amount of Unfunded Bondable Property and (ii) 100% of the principal amount of First Mortgage Bonds (except in the case of the Bonds, in which case the applicable percentage is 75%) and Prior Lien Indebtedness which have been Retired or purchased or acquired by the Company since the Initial Issuance Date or are then being Retired or purchased or acquired by the Company, and which have not theretofore been Funded; and (b) the amount of cash deposited with the Trustee for such purpose.

  The term "Bondable Property," as used in the Indenture, generally includes (i) all Mortgaged Property of the Company (excluding Excepted Property, going concern value and goodwill); (ii) all property used by the Company in its electric generating, transmission and distribution operations, including, without limitation, construction work in progress, property in the process of purchase to which the Company has legal title, fractional and undivided interests of the Company in property, engineering, economic, environmental, financial, geological and legal and other analyses and surveys, data processing equipment and software associated with the acquisition or construction of property, paving, grading and other improvements to property owned by others but used by the Company; and (iii) certain property owned by the Company located on property owned by others, including governments. The amount of Bondable Property at any time is equal to (a) as to any Bondable Property owned by the Company on the Initial Issuance Date, (i) the Gross Book Value as of the Initial Issuance Date; and (ii) at any time after the Initial Issuance Date, the lesser of the Gross Book Value as of the Initial Issuance Date or the Fair Value thereof, and
(b) as to any Bondable Property other than Bondable Property owned by the Company on the Initial Issuance Date, the lesser of the Cost or Fair Value of such Bondable Property; minus 133 1/3% of the principal amount of all Prior Lien Indebtedness secured by Prior Liens on Bondable Property which is (x) outstanding at the Initial Issuance Date or at the date of the acquisition of such Bondable Property or (y) issued or incurred after such respective dates.

  The Initial Series Bonds will be issued on the basis of 100% of the amount of Unfunded Bondable Property. See "Risk Factors-Dependence of Values and Financial Ratios on Management's Estimates of Future Value" and "-Uncertain Value of Mortgaged Property; Difficulty of Foreclosure." The Company currently is not able to issue additional First Mortgage Bonds on the basis of Unfunded Bondable Property.

RELEASE AND SUBSTITUTION OF PROPERTY; WITHDRAWAL OF CERTAIN CASH

  The Indenture provides that Mortgaged Property may be released from the Lien of the Indenture: (i) subject to certain limitations, if the Mortgaged Property is old, obsolete, inadequate or unnecessary for use in the Company's electric generation, transmission and distribution operations, or to alter, change the location of, add to, repair and replace any transmission and distribution lines, pipes, substations, machinery, fixtures and equipment, or to surrender or assent to the modification of any franchise, and to cancel or make changes in or substitutions of leases and rights of way, or in the event of condemnation; (ii) if after such release, the Fair Value of the remaining Mortgaged Property equals or exceeds an amount equal to 133 1/3% of the aggregate principal amount of First Mortgage Bonds and Prior Lien Indebtedness outstanding; or (iii) on the basis of (a) the deposit of cash or Governmental Obligations, (b) Unfunded Bondable Property to be acquired by the Company with the proceeds of, or otherwise in connection with, such release, or (c) a waiver of the right to issue additional First Mortgage Bonds on the basis of First Mortgage Bonds or Prior Lien Indebtedness which have been or are to be Retired or purchased or acquired by the Company after the Initial Issuance Date, and have not theretofore been Funded. The Indenture contains further provisions for the release of Mortgaged Property which become operational when the Bonds are no longer outstanding.

  In addition, subject to the covenant entitled "Application of Certain Proceeds of Sale or Condemnation," the Indenture provides that cash deposited with the Trustee may be withdrawn by the Company from time to time: (i) in the case of cash deposited with the Trustee as a basis for the issuance of additional First Mortgage Bonds, in the amount of 75% of the amount of Unfunded Bondable Property; (ii) in the case of any other cash received by the Trustee, including cash from the sale of Mortgaged Property, in the amount of 100% of the amount of Unfunded Bondable Property; or (iii) in an amount equal to the principal amount of First Mortgage Bonds which the Company may issue on the basis of Retired First Mortgage Bonds and Retired Prior Lien Indebtedness. Cash may also be used or applied to the payment at maturity or on redemption or repurchase of any First Mortgage Bonds or Prior Lien Indebtedness then outstanding.


CERTAIN COVENANTS

  Restricted Payments

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests, including, without limitation, any payment in connection with any merger or consolidation involving the Company (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable by a Subsidiary of the Company to the Company or to any Wholly Owned Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any of its Subsidiaries or any direct or indirect parent of the Company (other than any Equity Interests owned by the

Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except at final maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

                (A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

                (B) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of Subordinated Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (a) of the first paragraph of the covenant described below under caption "- Incurrence of Indebtedness;" provided that this clause (B) shall not apply to the payment of dividends in respect of the Common Stock; and

                (C) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the Initial Issuance Date (excluding Restricted Payments permitted by clauses (i), (ii), (iv) and (vi) of the next succeeding paragraph), is less than the sum of (i) 50% of an amount equal to the Consolidated Net Income of the Company minus dividends (whether in cash or in kind) paid in respect of its Series A Preferred Stock for the period (taken as one accounting period) from the day after the Initial Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale since the Initial Issuance Date of Equity Interests (other than Disqualified Stock) of the Company or of debt securities of the Company that have been converted into such Equity Interests of the Company, plus
        (iii) $10.0 million; provided, however, that the foregoing limitations contained in clause (C) of the first paragraph of this covenant shall not apply during any period commencing on the date of delivery to the Trustee of an officers' certificate to the effect that the Bonds of the series having the longest maturity then outstanding have been rated Investment Grade by a Rating Agency identified in such certificate and terminating on the date upon which such securities cease to be rated, or are downgraded, or placed on a "watch list" for possible downgrading, below Investment Grade by every Rating Agency which provided the Investment Grade rating (or if such Rating Agency is then no longer able to provide rating information, by any other Rating Agency which similarly rated the such series of Bonds Investment Grade).

        The foregoing provisions will not prohibit (i) the payment of dividends, whether paid in kind or in cash, in respect of the Series A Preferred Stock in accordance with the terms thereof; (ii) the purchase, redemption or other acquisition or retirement for value of the Series A Preferred

Stock (provided, in the case of the foregoing clauses (i) and (ii), the Company shall not pay any cash dividends on (except cash paid solely in lieu of the Company's issuance of any fractional shares of Series A Preferred Stock paid as in kind dividends on the Series A Preferred Stock) or purchase, redeem, acquire or retire any Series A Preferred Stock until the earlier to occur of (A) the date of delivery to the Trustee of an officers' certificate to the effect that the Bonds having the longest maturity then outstanding have been rated Investment Grade by a Rating Agency identified in such certificate, and terminating on the date upon which such securities cease to be rated, or are downgraded or placed on a "watch list" for possible downgrading below, Investment Grade by every Rating Agency which provided the Investment Grade rating, and (B) May 1, 1999); (iii) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (iv) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
(C)(ii) of the first paragraph of this covenant; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $250,000 in any twelve-month period, plus the aggregate cash proceeds received by the Company during such twelve-month period from any reissuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries; and (vi) the repurchase by the Company of the Series A Preferred Stock on or prior to February 1, 1999 in accordance with the terms thereof upon the occurrence of a Change of Control; provided, that in the case of each of clauses (i) through (vi) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

        The amount of all Restricted Payments (other than in cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be. Not later than the date of making any Restricted Payment, and so long as the limitations contained in clause (C) of the first paragraph of the covenant "-Restricted Payments" apply, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by such covenant were computed, which calculations may be based upon the Company's latest available financial statements.

        Incurrence of Indebtedness

        The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified

Stock; provided, however, that (a) the Company may incur Subordinated Indebtedness (including Acquired Debt) and issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Subordinated Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, and (b) the Company may incur any Indebtedness (including Acquired Debt) other than Subordinated Indebtedness if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.5 to 1, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

  The foregoing provisions do not apply to (i) Indebtedness represented by the Initial Series Bonds; (ii) Plan Indebtedness other than the Initial Series Bonds; (iii) Indebtedness arising under a nuclear fuel financing facility (including, without limitation, any Indebtedness represented by the nuclear fuel financing portion of the New Credit Agreement, if issued), provided that an amount equal to the amount of such nuclear fuel financing facility (after deduction for any transaction costs) shall be applied first pursuant to the Plan or to redeem Retained Bonds pursuant to the Plan and thereafter to retire Bonds then outstanding through open market purchases of such Bonds (or, if such Indebtedness is incurred more than 60 days from the Initial Issuance Date, such amount will be used within 45 days of the receipt thereof by the Company to retire Bonds then outstanding through open market purchases of such Bonds); (iv) Indebtedness arising under an accounts receivable financing facility and/or contract payments financing facility, provided that the net proceeds (after deduction for any transaction costs) from such facility shall be used within 45 days of the receipt thereof by the Company to retire Bonds then outstanding through open market purchases of such Bonds; (v) any Indebtedness (not otherwise arising under clauses (iii) and (iv) above) issued by a bank or other commercial lender (including, without limitation, Indebtedness represented by the working capital portion of the New Credit Agreement, if issued); provided that any advances thereunder which shall result at any time in an amount outstanding in excess of $50.0 million thereunder (after deduction for any transaction costs) shall be applied first pursuant to the Plan or to redeem Retained Bonds pursuant to the Plan and thereafter to retire Bonds then outstanding through open market purchases of such Bonds (or, if such amount is incurred more than 60 days after the Initial Issuance Date, such amount shall be used within 45 days of receipt by the Company to retire Bonds then outstanding through open market purchases of such Bonds); (vi) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, or any extensions, refinancings, renewals or replacements thereof, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding; (vii) the incurrence by the Company or any of its Subsidiaries of (A) Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness permitted under clause (ii) above, and (B) any Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness permitted under clauses (iii), (iv) or (v) above so long as the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of accrued interest and premiums, if any, thereon and the reasonable expenses incurred in connection therewith); (viii) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between and among the Company and any of its Wholly Owned Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Wholly Owned Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be; (ix) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; (x) Bonds issued from time to time to secure the obligations of the Company under (A) each New Facility Agreement, (B) the pollution control bonds for which the Maricopa Reimbursement Agreement and/or Farmington Reimbursement Agreement provides credit support, or (C) any financing entered into in connection with the extension, refinancing, renewal or refunding of all or part of the Indebtedness under such New Facility Agreement, the Indebtedness in respect of such pollution control bonds for which such New Facility Agreement provides credit support, or the Indebtedness under such extension, refinancing, renewal or refunding; provided, that each such Bond shall by its terms provide that it shall be deemed paid in full at such time as the Company's obligations referenced in the above subclauses (A), (B) or (C) of this clause (x) which such Bond is intended to secure, as the case may be, are paid in full and discharged, and that any payment made in respect of such Bond shall be deemed a payment made in respect of such underlying obligation which such Bond is intended to secure; and (xi) Subordinated Indebtedness incurred after the third anniversary of the Initial Issuance Date for the purpose of financing the redemption or repurchase of any Series A Preferred Stock of the Company, provided that (A) the principal amount of such Subordinated Indebtedness does not exceed the aggregate redemption or repurchase price of such Series A Preferred Stock (plus accrued dividends thereon and reasonable expenses incurred in connection therewith), (B) the interest rate on such Subordinated Indebtedness shall not exceed the dividend or coupon rate payable in respect of such Series A Preferred Stock, and
(C) the maturity date of such Subordinated Indebtedness shall be no sooner than the mandatory redemption date for the Series A Preferred Stock occurring in the year 2008.


        Liens

        The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any Mortgaged Property now owned or hereafter acquired, other than the Lien of the Indenture and Permissible Encumbrances (provided that, for purposes of this covenant only, Permissible Encumbrances of the type set forth in clause (a) of the definition of Permissible Encumbrances, other than the Lien of the Indenture, shall not be permitted).

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any assets other than the Mortgaged Property now owned or hereafter acquired by the Company or a Subsidiary of the Company, other than (i) Permissible Encumbrances (provided that, for purposes of this covenant only, Permissible Encumbrances of the type set forth in clause (a) of the definition of Permissible Encumbrances, other than the Lien of the Indenture, shall not be permitted), (ii) Liens existing on the Initial Issuance Date, (iii) Liens on nuclear fuel, cores and materials, the interests in such nuclear fuel, cores and materials, pursuant to a nuclear fuel financing facility permitted under clause (iii) of the second paragraph of the covenant entitled "Incurrence of Indebtedness;" (iv) Liens incurred in connection with an accounts receivable facility and/or contract payments facility permitted under clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness;" (v) Liens with respect to Indebtedness incurred by the Company or a Subsidiary of the Company in connection with the acquisition or lease by the Company or such Subsidiary after the Initial Issuance Date of furniture, fixtures, equipment and other assets not owned by the Company as of the Initial Issuance Date in connection with the ordinary course of business of the Company or such Subsidiary and otherwise permitted under the covenant entitled "Incurrence of Indebtedness;" provided, however, that (a) such Indebtedness shall not be secured by any assets of the Company or any Subsidiary of the Company other than the asset with respect to which such Indebtedness is incurred; and (b) the Lien securing such Indebtedness shall be created within 90 days of the incurrence of such Indebtedness; (vi) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (vii) Liens on the assets of any Person existing at the time such assets are acquired by the Company or any of its Subsidiaries, whether by merger, consolidation, purchase of assets or otherwise so long as such Liens (a) are not created, incurred or assumed in contemplation of such assets being acquired by the Company or any of its Subsidiaries, and (b) do not extend to any other assets of the Company or any of its Subsidiaries; and (viii) Liens arising from any Permitted Refinancing Indebtedness with respect to the foregoing; provided, however, that the Lien shall be limited to all or part of the property or assets which secured the Indebtedness so refinanced.


  Application of Certain Proceeds of Sale or Condemnation

  The Indenture provides that, in the event of the sale or condemnation of Bondable Property, the Company will deposit the Net Proceeds thereof with the Trustee to the extent required by the Indenture. Within one year of the receipt by the Trustee pursuant to the Indenture of any Excess Proceeds, the Company will (i) reinvest, or enter into an agreement with respect to the reinvestment of, such Excess Proceeds in real or tangible personal property integral to the generation, transmission or distribution of electricity (which property shall automatically be deemed to constitute Bondable Property for purposes of the Indenture) or (ii) use such Excess Proceeds to repurchase Bonds through open market purchases of such Bonds. To the extent that, after application of such Excess Proceeds in accordance with clauses (i) and (ii) above, any Excess Proceeds remain in an amount less than $1,000 (or an amount necessary to purchase one Bond), such remaining Excess Proceeds shall remain on deposit with the Trustee.

  The Company will not use any Excess Proceeds as a basis upon which to issue additional First Mortgage Bonds under the Indenture, unless and until such Excess Proceeds are reinvested as contemplated by clause (i) of the preceding paragraph.

  As used in this covenant, "Excess Proceeds" shall mean an amount equal to (x) the aggregate Net Proceeds from all such sales or condemnations occurring within any twelve-month period (which, within such twelve-month period, have not been reinvested in real or tangible personal property integral to the generation, transmission or distribution of electricity (which property shall automatically be deemed to constitute Bondable Property)), the value of which sales or condemnations shall be determined as of the date of such sale or condemnation, minus (y) the amount, if any, required under Section 2(j) of the Rate Stipulation (as such term is defined in the Plan) to be paid or credited to ratepayers as a result of each such sale or condemnation, if and only if the Company is required to make such payment or credit to ratepayers over a period of twelve months or less, minus (z) $10,000,000. The amount of Excess Proceeds shall be deposited and applied as such amount is received by the Company or the Trustee (as the case may be). "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any sale or condemnation of Bondable Property (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any such sale or condemnation), net of the direct costs relating to such sale or condemnation (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any expenses incurred in the relocation of assets (which relocation is required as a result of such sale or condemnation), taxes paid or payable which are attributable to such sale or condemnation (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any cash reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.


  Dividend and Other Payment Restrictions Affecting Subsidiaries

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Subsidiaries, (b) make loans or advances to the Company or any of its Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) the Indenture and the Bonds; (ii) the New Facility Agreements; (iii) applicable law;
(iv) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture; (v) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices; (vi) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired; or (vii) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.


  Merger, Consolidation, or Sale of Assets

  The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge into any corporation or convey or otherwise transfer or lease, subject to the Lien of the Indenture, the Mortgaged Property as or substantially as an entirety to any Person, unless (a) the corporation formed by such consolidation or into which the Company is merged or the Person which acquired by conveyance or other transfer, or which leases, the Mortgaged Property as or substantially as an entirety (in each such case, the "Successor Entity"), is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia; (b) the consolidation, merger, conveyance, transfer or lease shall be upon terms as shall fully preserve and in no respects impair the Lien or security of the Indenture or any of the rights or powers of the Trustee or holders of First Mortgage Bonds under the Indenture and shall not create any Prior Lien (other than Permissible Encumbrances) on the Mortgaged Property; (c) the Mortgaged Property shall not be subject to any Lien granted to secure the obligations of the Successor Entity, which obligations were then outstanding or are proposed to be issued in connection with such consolidation, merger, conveyance, transfer or lease, unless simultaneously therewith or prior thereto effective provisions shall be made to establish the Lien of the Indenture as superior to such other Lien with respect to any of the Mortgaged Property then or thereafter acquired by the Company or such Successor Entity; (d) any such lease shall be made expressly subject to immediate termination by the Company or by the Trustee at any time during the continuance of an Event of Default, and also by the purchaser of the Mortgaged Property so leased at any sale thereof under the Indenture, whether such sale is made under the power of sale conferred in the Indenture or by judicial proceeding; and (e) upon any such consolidation, merger, conveyance or transfer, or upon any such lease the term of which extends beyond the date of maturity of any of the then outstanding First Mortgage Bonds, the Successor Entity assumes by a supplemental indenture the due and punctual payment of the principal of, premium, if any, and interest on all of the First Mortgage Bonds then outstanding according to their tenor and the due and punctual performance and observance of all of the covenants, agreements and conditions of the Indenture to be kept or performed by the Company.

  In addition, so long as the Initial Series Bonds are outstanding, the Company may not, directly or indirectly, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Mortgaged Property in one or more related transactions, or assign any of its obligations under the Indenture, to another corporation, Person or entity unless (i) immediately before and after such transaction no Default or Event of Default exists; and
(ii) the Successor Entity (or the Company, in the case of a consolidation or merger in which the Company is the surviving entity) (A) has Consolidated Net Worth immediately after the transaction (but prior to any revaluation or recalculation of Consolidated Net Worth as of the date of the transaction relating to a carry-over basis (if any) of the assets acquired in the transaction (as determined in accordance with GAAP)) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Subordinated Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (a) of the first paragraph of the covenant described above under the caption "-Incurrence of Indebtedness."


  Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and (ii) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing with total assets in excess of $1.0 billion; provided that (x) any employment agreement entered into by the Company or any of its Subsidiaries, provided that the Company delivers to the Trustee a resolution of the Board of Directors set forth in an officers' certificate certifying that such transaction has been approved by a majority of the disinterested members of the Board of Directors; (y) transactions between or among the Company and/or its Subsidiaries; and (z) transactions permitted by the provisions of the Indenture described above under the caption "-Restricted Payments," in each case, shall not be deemed Affiliate Transactions.


  Insurance

  The Indenture provides that, until the Initial Series Bonds shall have been paid in full, the Company will, and will cause its Subsidiaries to, maintain insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, self insured amounts and co-insurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, general liability, special liability, property and casualty and nuclear insurance.


  Payments for Consent

  The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any First Mortgage Bonds for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the First Mortgage Bonds unless such consideration is offered to be paid or agreed to be paid to all holders of the First Mortgage Bonds that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.


  Reports

  The Indenture provides that, the Company shall file with the Trustee, within 15 days of filing them with the Securities and Exchange Commission (the "Commission"), copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirements of Section 13 or 15(d) of the Exchange Act, the Company shall nevertheless file with the Commission and the Trustee, on the date upon which it would have been required to file with the Commission, financial statements, including any notes thereto (and with respect to annual reports, an auditor's report by a firm of established national reputation, upon which the Trustee may conclusively rely), and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to that which the Company would have been required to include in such annual reports, information, documents or other reports if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, provided that the Company shall not be required to register under the Exchange Act by virtue of this provision, if not otherwise required to do so.

  If the Company is required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, the Company shall cause any annual report furnished to its stockholders generally and any quarterly or other financial reports it furnishes to its stockholders generally to be filed with the Trustee and the Company shall cause such reports to be mailed to the holders at their addresses appearing in the register of Bonds maintained by the Registrar. If the Company is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, the Company shall cause its financial statements referred to in the immediately preceding paragraph, including any notes thereto (and with respect to annual reports, an auditors' report by a firm of established national reputation), and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," to be so mailed to the holders within 120 days after the end of each of the Company's fiscal years and within 60 days after the end of each of the first three fiscal quarters of each year.


EVENTS OF DEFAULT AND REMEDIES

  The Indenture will provide that each of the following constitutes an Event of
Default: (i) default for 60 days in the payment when due of interest on any of the First Mortgage Bonds; (ii) default in the payment when due of the principal of, or premium, if any, on, any of the First Mortgage Bonds; (iii) failure by the Company to comply with the provisions described under the captions "- Restricted Payments," "-Incurrence of Indebtedness" or "-Merger, Consolidation or Sale of Assets," the mandatory repurchase requirements described under the caption "-Change of Control," or the mandatory redemption requirements under the caption "-Issuance and Redemption of Collateral Series Bonds;" (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Bonds; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists or is created after the date of the Indenture, which default (a) is caused by a failure to pay the principal of, interest on or other amounts owing in respect of, such Indebtedness at the maturity of such Indebtedness (a "Payment Default") or (b) has resulted in the acceleration of such Indebtedness prior to its expressed maturity; and, in each case the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay one or more final judgments aggregating in excess of $10.0 million not otherwise covered and payable by insurance, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding First Mortgage Bonds of any series affected by Event of Default may declare all of the Bonds of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding First Mortgage Bonds will become due and payable without further action or notice. Holders of the First Mortgage Bonds may not enforce the Indenture or the First Mortgage Bonds except as provided in the Indenture. Subject to certain limitations, holders of not less than a majority in aggregate principal amount of the then outstanding First Mortgage Bonds of any series affected by such Event of Default may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the First Mortgage Bonds notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Bonds pursuant to the optional redemption or Change of Control provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Bonds. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Bonds, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Bonds.

  The holders of not less than a majority in aggregate principal amount of the Bonds then outstanding which would be materially adversely affected by such waiver, by notice to the Trustee may on behalf of the holders of all of the Bonds so affected waive any existing Default or Event of Default and its consequences under the Indenture, except (a) an Event of Default in the payment of principal of, premium, if any, or interest on the Bonds; (b) an Event of Default arising from the creation of any Prior Lien, except Permissible Encumbrances; or (c) an Event of Default in respect of the waiver of which a specific provision is otherwise made in the Indenture.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.


NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No incorporator, stockholder, director, officer or employee of the Company shall have any liability for any obligations of the Company under the First Mortgage Bonds and the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Any and all such rights and claims against every such incorporator, stockholder, director, officer or employee, as such, whether arising at common law or in equity, or created by rule of law, statute, constitution or otherwise, are expressly released and waived as a condition of, and as part of the consideration for, the execution of the Indenture and the issuance of the First Mortgage Bonds. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.


DEFEASANCE AND DISCHARGE

  The Lien of the Indenture will be satisfied and discharged when all First Mortgage Bonds theretofore authenticated and issued have been paid, retired, repurchased, redeemed, cancelled or otherwise discharged. In addition, the Lien of the Indenture will be satisfied and discharged if (a) all of the First Mortgage Bonds mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption; (b) the Company irrevocably deposits in trust with the Trustee money or Government Obligations sufficient to pay principal of, premium, if any, and interest on the First Mortgage Bonds to redemption (and in the case of the deposit of Government Obligations an Accountant's Certificate shall be provided stating that such Government Obligations are in an amount which, taking into account any reinvestment and proceeds, will be sufficient to pay the principal of, premium, if any, and interest on such Bonds); (c) at the time of deposit of money or Government Obligations, no Default has occurred and is continuing; and (d) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture and the First Mortgage Bonds have been complied with. Upon the deposit of money or Government Obligations as provided in the Indenture, holders of First Mortgage Bonds will have no rights under the Indenture except to payment of principal of, premium, if any, and interest on the First Mortgage Bonds. Notwithstanding the satisfaction and discharge of the Indenture, the Trustee shall have an unsecured right to receive compensation and reimbursement of expenses through the date of such satisfaction and discharge, and to charge and be reimbursed by the Company for reasonable expenditures and liabilities which the Trustee may thereafter incur in good faith and without negligence on its part.


TRANSFER AND EXCHANGE

  A holder may transfer or exchange Bonds in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any applicable taxes and fees required by law. The Company is not required to transfer or exchange any Bond selected for redemption. Also, the Company is not required to transfer or exchange any Bond for a period of 15 days before a selection of such Bond to be redeemed. The registered holder of a Bond will be treated as the owner of it for all purposes.


AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the First Mortgage Bonds may be amended or supplemented, and any existing default or compliance with any provision of the Indenture or the First Mortgage Bonds may be waived, with the consent of the holders of not less than a majority in principal amount of the then outstanding First Mortgage Bonds (including consents obtained in connection with a tender offer or exchange offer for First Mortgage Bonds); provided, however, that if there shall be First Mortgage Bonds of more than one series of First Mortgage Bonds outstanding and if the proposed action to be taken will materially adversely affect the rights of holders of First Mortgage Bonds of one or more of such series, then the consent (including consents obtained in connection with a tender offer or exchange offer for First Mortgage Bonds) only of the holders of a majority in aggregate principal amount of outstanding First Mortgage Bonds of all series so affected, considered as one class, shall be required.

  Without the consent of each holder affected, an amendment or waiver may not (with respect to any Bonds held by a non-consenting holder): (i) reduce the principal amount of Bonds whose holders must consent to an amendment, supplement or waiver; (ii) reduce the principal or premium, if any, of or change the fixed maturity of any Bond, or alter the provisions with respect to any sinking, improvement, maintenance, replacement or analogous fund or conversion, redemption or repurchase rights with respect to any Bond; (iii) reduce the rate of or change the time for payment of interest on any Bond; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Bonds (except a rescission of acceleration of the First Mortgage Bonds by the holders of at least a majority in aggregate principal amount of the First Mortgage Bonds of any series affected by such Default or Event of Default and a waiver of the payment default that resulted from such acceleration); (v) make any Bond payable in money other than that stated in any Bond; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Bonds to receive payments of principal of or premium, if any, or interest on the Bonds; (vii) waive a redemption payment with respect to any Bond; (viii) limit the right of a holder of Bonds to institute suit for the enforcement of payment of principal of, premium, if any, or interest, if any, on such Bonds in accordance with the terms of such Bonds; (ix) permit the creation by the Company of any Prior Lien, provided that, for purposes of this provision, no merger or consolidation of the Company permitted by the provisions of the Indenture with any other Person owning property subject to a Prior Lien, shall be deemed to constitute the creation of a Prior Lien; or
(x) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any holder of First Mortgage Bonds, the Company and the Trustee may amend or supplement the Indenture or any First Mortgage Bonds: (a) to amplify or correct the description of any property conveyed or pledged or intended so to be by the Indenture; (b) to convey to the Trustee and to subject to the Lien of the Indenture any other property, including any Excepted Property; (c) to establish and create one or more series of First Mortgage Bonds and to specify the terms of such series of First Mortgage Bonds; (d) to provide that the Company shall not issue any additional First Mortgage Bonds or to add conditions, limitations or restrictions on the Company with respect to any series of First Mortgage Bonds under the Indenture; (e) to add additional covenants and agreements of the Company to the Indenture, to add additional Events of Default under the Indenture, or to surrender any right of power reserved to or conferred upon the Company pursuant to the Indenture; (f) to provide for alternative methods or forms for evidencing and recording the ownership of First Mortgage Bonds; (g) to reflect changes in GAAP; (h) to provide a sinking, amortization, improvement, replacement or other analogous fund or funds for the benefit of all or any of the First Mortgage Bonds of any one or more series; (i) to comply with the rules or regulations of any national securities exchange on which any of the First Mortgage Bonds may be listed; (j) to modify the provisions of the Indenture for the continued qualification of the Indenture under the Trust Indenture Act, or under any similar federal statute hereafter enacted; (k) to evidence the succession to the Company by a Successor Entity, or successive successions, and the assumption by such Successor Entity of the covenants and obligations of the Company under the Indenture; (l) to evidence the succession of a new trustee to any trustee and to evidence the appointment and the terms of such appointment of any co-trustee or separate trustee under the Indenture; (m) to supply any omission, cure any ambiguity, or cure, correct or supplement any defective or inconsistent provision contained in the Indenture or in any supplemental indenture thereto; or (n) to make any other change to the provisions of the Indenture or any supplemental indenture, which change is not inconsistent with the Indenture and which will not adversely affect or diminish the legal rights under the Indenture or any supplemental indenture of any holder of outstanding First Mortgage Bonds or materially impair the security of the Indenture.


CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The holders of not less than a majority in principal amount of the then outstanding First Mortgage Bonds of any series affected by an Event of Default will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Bonds, unless such holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.


DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i)
Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control; provided further that (i) any Person owning or operating power generation or transmission facilities in which the Company owns joint or undivided interests and (ii) any Person formed as a special purpose entity in conjunction with a nuclear fuel financing facility shall not be deemed an Affiliate of the Company.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership, partnership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means (i) United States dollars; (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition; (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above; and (v) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition.

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole; (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Company; or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

  "Collateral Series Bonds" means First Mortgage Bonds of the Company in Series F, G and H issued pursuant to the Indenture.

  "Common Stock" means the common stock of the Company as it exists on the Initial Issuance Date or as it may be constituted from time to time.

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with a sale of assets (to the extent such losses were deducted in computing such Consolidated Net Income); plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to any sale and leaseback transaction, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding, however, the interest component of any deferred payment obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income; minus (v) cash payments made on any deferred payment obligations in such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof; (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders; (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock and Series A Preferred Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries, and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or was named in the prospectus relating to the Bonds, with his or her consent, as a prospective member of such Board of Directors or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  "Cost" means, as to any property, the actual cost to the Company of such property including (a) cash or its equivalent paid for such property, including without limitation all costs and allowances for funds used during the construction thereof, and other deferred costs relating to such construction, but only to the extent permitted by GAAP or accounting orders from any governmental regulatory commission; (b) the fair value to the Company in cash (as of the date of delivery) of any securities or other property delivered in connection with the acquisition of such property; (c) the principal amount of any Prior Lien Indebtedness secured by a Prior Lien upon such property at the time of its acquisition unless such principal amount of Prior Lien Indebtedness has previously been used in determining the Cost of other property subject to such Prior Lien; and (d) the principal amount of any other Indebtedness incurred or assumed in connection with the acquisition of such property; the Cost of property acquired by the Company without consideration or by merger, consolidation or dissolution shall be deemed to be the Fair Value thereof at the date of its acquisition.

  The cost of any new plant or system may be deemed to include any franchises, rights and intangible property simultaneously acquired with the same, for which no separate or distinct consideration shall have been paid or apportioned. In cases where different classes or kinds of property have been acquired for a consideration not divided among the respective classes or kinds of property acquired, the Company may allocate on its books in any reasonable manner consistent with sound accounting practice the cost of the property comprising the different classes and kinds of property, and the Company may from time to time classify or reclassify any property so acquired in accordance with the requirements of any regulatory authority having jurisdiction over the accounts of the Company, and the cost as so allocated, classified or reclassified shall be deemed to be the Cost of the respective classes or kinds of property. If the cost of any property is not separately shown by the books of the Company, a good faith estimate may be used.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which any of the Initial Series Bonds mature; provided that the Series A Preferred Stock shall not be deemed to constitute Disqualified Stock.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Excepted Property" means all of the following property, whether now owned or hereafter acquired by the Company: (a) all cash on hand and in banks, shares of stock, bonds, notes, evidences of Indebtedness and other securities not deposited, or required to be deposited, with the Trustee by the express provisions of the Indenture; (b) all bills, notes and other instruments, accounts receivable, claims, credits, judgments, demands, general intangibles, licenses and privileges (except franchises and permits), emissions allowances, chooses in action, patents, patent applications, patent licenses and other patent rights, trade names, trademarks and all contracts, leases and agreements of whatsoever kind and nature, other than any of the foregoing which are by the express provisions of the Indenture subjected or required to be subjected to the Lien of the Indenture; (c) all goods, wares, merchandise, appliances, tools, equipment and spare parts (each prior to being placed in service) materials, supplies and fuel, manufactured, produced, purchased or acquired for the purpose of sale or lease in the ordinary course of business or for use or consumption in, or in the operation of, any properties of, or for the benefit of, the Company, or held in advance of use thereof for maintenance, replacement or fixed capital purposes; (d) all electricity, gas, steam, water, ice, oil, coal and other materials, products or services generated, manufactured, produced, provided or purchased by the Company for sale or distribution or used or to be used by the Company; (e) all timber, crops, sand, gravel, rocks, earth, natural gas, oil, coal, uranium and other minerals, products or components of land and minerals, harvested, mined or extracted from or otherwise separated from the earth, or lying or being upon, within or under any properties of the Company, including the Mortgaged Property, and timber, crops, sand, gravel, rocks, earth, natural gas, oil, coal, uranium and other land and mineral rights, leases and royalties and income therefrom, and rights to explore for minerals, products and components of land; (f) all nuclear fuel, cores and materials, and interests therein; (g) all office furniture, equipment and supplies, business machines, telephone and communication equipment, computer equipment (except to the extent such equipment constitutes an integral part of the electric generating, transmission and/or distribution operations of the Company), record production, storage and retrieval equipment, and all components, spare parts, accessories, software, programs and supplies used or to be used in connection with the foregoing; (h) aircraft, automobiles, railcars, watercraft, trucks, tractors, trailers and other vehicles and moveable equipment, together with all equipment, components, spare parts, accessories, supplies and fuel used or to be used in connection with any of the foregoing;
(i) all books and records; (j) all leasehold interests and leasehold improvements, except as otherwise included as Mortgaged Property by the Indenture or any supplemental indenture thereto; (k) the last day of the term of each leasehold estate (oral or written, and/or any agreement therefor) now or hereafter enjoyed by the Company, and whether falling within a general or particular description of property; (l) all real or personal property which (i) is not specifically described in the Indenture, (ii) is not specifically subjected or required to be subjected to the Lien of the Indenture by any express provision of the Indenture, and (iii) is not an integral part of or used or to be used as an integral part of the electric generation, transmission and/or distribution operations of the Company or in connection with the operation of any property specifically subjected or required to be subjected to the Lien of the Indenture by the express provisions of the Indenture; and (m) all property excepted from the Lien of the Indenture pursuant to the terms of the Indenture. The Company may, pursuant to the provisions of the Indenture, subject to the Lien and operation of the Indenture all or any part of the Excepted Property, in which case such property shall no longer constitute Excepted Property.

  "Fair Value" when applied to any property means its fair value to the Company as determined without deduction for any Prior Liens upon such property, which fair value may be determined without physical inspection by use of accounting and engineering records and other data maintained by, or available to, the Company.

  "Farmington LC Agent" means Citibank, N.A., as agent for the creditors under the Farmington Reimbursement Agreement, and its successors.

  "Farmington Reimbursement Agreement" means that certain Letter of Credit and Reimbursement Agreement to be entered into among the Company, Citibank, N.A., as issuing bank, the creditors specified therein, and the Farmington LC Agent, as the same may be amended from time to time.

  "Fixed Charges" means, with respect to any Person for any period, the sum of
(i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to any sale and leaseback transactions, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding, however, the interest component of any deferred payment obligations); (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period; and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon); and (iv) all cash dividend payments on any series of Preferred Stock of such Person, in each case, on a consolidated basis and in accordance with GAAP.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Subsidiaries for such period to the Fixed Charges of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

  "Funded" or "Funding" means (a) as such term is applied to Bondable Property, the aggregate amount of Bondable Property which has been used as a basis for the authentication and delivery of First Mortgage Bonds or the withdrawal of cash;
(b) as such term is applied to First Mortgage Bonds, such First Mortgage Bonds which have been used as a basis for the authentication and delivery of First Mortgage Bonds or the withdrawal of cash, and First Mortgage Bonds paid, purchased or redeemed with money used or applied by the Trustee; (c) as such term is applied to Prior Lien Indebtedness, such Prior Lien Indebtedness which has been (i) used as a basis for the authentication and delivery of First Mortgage Bonds or the withdrawal of cash;
(ii) used as a basis for the issuance of Prior Lien Indebtedness under such Prior Lien; or (iii) used as the basis for the release of property or the withdrawal of cash under any Prior Lien; and Prior Lien Indebtedness paid with money used or applied by the Trustee; (d) as such term is applied to First Mortgage Bonds and/or Prior Lien Indebtedness, such First Mortgage Bonds and/or Prior Lien Indebtedness which have been used as a basis for a waiver by the Company of its right to the authentication and delivery of First Mortgage Bonds based on Retired First Mortgage Bonds or Retired Prior Lien Indebtedness; and
(e) as such term is applied to First Mortgage Bonds, Prior Lien Indebtedness and/or Bondable Property, such First Mortgage Bonds, Prior Lien Indebtedness and/or Bondable Property which have been allocated or used as a basis for any credit or action or pursuant to any provision of, or retired through the operation of, any sinking, improvement, maintenance, replacement or analogous fund for any series of First Mortgage Bonds; provided, that any such First Mortgage Bonds, Prior Lien Indebtedness or Bondable Property so allocated or used shall be reinstated as Unfunded when all of the First Mortgage Bonds of the series of First Mortgage Bonds in connection with which such fund was established are Retired.

  "GAAP" means generally accepted accounting principles in use at the Initial Issuance Date, or, at the option of the Company, other generally accepted accounting principles which are in use at the time of their determination; in determining generally accepted accounting principles, the Company may, but shall not be required to, conform to any accounting order, rule or regulation of any regulatory authority having jurisdiction over the electric generating, transmission and distribution operations of the Company.

  "Governmental Obligations" means direct obligations of, or obligations unconditionally guaranteed by, the United States of America.

  "Gross Book Value" means the value of the Bondable Property as reflected in the entries "Net Plant in Service" and "Construction Work in Progress" on the balance sheet of the Company as of the Initial Issuance Date.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

  "Initial Issuance Date" means February 12, 1996.

  "Initial Series Bonds" means the Bonds and the Collateral Series Bonds.

  "Investment Grade" means a rating of BBB- or higher by S&P and Baa3 or higher by Moody's or the equivalent of such investment grade ratings by S&P or Moody's.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, encumbrance, charge or adverse claim affecting title or resulting in a charge against real or personal property, or a security interest of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Maricopa LC Agent" means Citibank, N.A., as agent for the issuing banks and Maricopa LC Creditors under the Maricopa Reimbursement Agreement, and its successors.

  "Maricopa LC Creditors" means Citibank, N.A., Credit Suisse, Westpac Banking Corporation and Canadian Imperial Bank of Commerce, and their respective successors.

  "Maricopa Reimbursement Agreement" means that certain Letter of Credit and Reimbursement Agreement to be entered into among the Company, Citibank, N.A., Credit Suisse and Westpac Banking Corporation, as issuing banks, the Maricopa LC Creditors and the Maricopa LC Agent, as the same may be amended from time to time.

  "Moody's" means Moody's Investors Service, Inc., and its successors.

  "Mortgaged Property" means, as of any particular time, (i) all of the real, personal and mixed property which is an integral part of or is used or to be used as an integral part of the electric generating, transmission and/or distribution operations of the Company; (ii) any undivided legal interest of the Company in any such property which is jointly owned by the Company and any other Person or Persons; (iii) franchises and permits owned by the Company in connection with the electric generating, transmission and/or distribution operations of the Company; and (iv) any other property which at said time is subject, or is intended by the terms of the Indenture to be subject, to the Lien of the Indenture (including any securities, purchase money mortgages, insurance and sale proceeds and other cash held by the Trustee or required by the Indenture to be paid to the Trustee), however created, including, without limitation, (A) all of such property which is acquired by the Company after the Initial Issuance Date and (B) all of the property which is described in the Indenture and in supplemental indentures thereto; provided that Mortgaged Property shall not be deemed to include Excepted Property.

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any sale of assets (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "New Credit Agent" means Chemical Bank, as collateral agent for the lenders under the New Credit Agreement and its successors, or any other collateral agent appointed under the New Credit Agreement.

  "New Credit Agreement" means that certain Credit Agreement to be entered into among the Company, a nuclear fuel financing vehicle, the lenders specified therein, Chemical Bank, as issuing bank and administrative agent, and the New Credit Agent, as the same may be amended from time to time. In the event the Credit Agreement with Chemical Bank is not consummated, the New Credit Agreement shall mean the "Credit Facility" as defined in the Plan.

  "New Facility Agent" means the Maricopa LC Agent, the Farmington LC Agent and the New Credit Agent, as the context may require.

  "New Facility Agreement" means the Maricopa Reimbursement Agreement, the Farmington Reimbursement Agreement and the New Credit Agreement, as the context may require.

  "Permissible Encumbrances" means, as of any time, any of the following: (a) the Lien of the Indenture and all Liens junior thereto not otherwise prohibited under the terms of any supplemental indenture; (b) any Prior Lien not otherwise listed in this definition of Permissible Encumbrances if (i) at the time of the acquisition by the Company of the Mortgaged Property subject to such Prior Lien, the lesser of the Cost or Fair Value of such Mortgaged Property is at least equal to 133.33% of the principal amount of the obligations secured by such Prior Lien; (ii) all other Liens on such Mortgaged Property, except for Permissible Encumbrances, shall have been discharged at the time of such acquisition; and (iii) such other Prior Lien shall not attach to any other Mortgaged Property other than pursuant to an after-acquired property clause of such Prior Lien; provided that if the Company, as a Successor Entity, shall have executed a supplemental indenture relating thereto, the extension of such Prior Lien to Mortgaged Property subsequently acquired by the Company shall be permitted notwithstanding the limitation expressed in this clause (b)(iii); (c) Liens for taxes or assessments by governmental bodies not yet due or the payment of which is being contested in good faith by the Company and for which the Company shall have set aside on its books adequate reserves to the extent required by GAAP; (d) any right of any municipal or other governmental body or agency, by virtue of any franchise, grant, license, permit, contract or statute, to occupy, purchase or designate a purchaser of, or to order the sale of, any Mortgaged Property upon payment of reasonable compensation therefor, or to modify or terminate any franchise, grant, license, permit, contract or other right, or to regulate the property and business, of the Company; (e) Liens incidental to construction or current operations of the Company which are not delinquent or, whether or not delinquent, are being contested in good faith by the Company and for which the Company shall have set aside on its books adequate reserves to the extent required by GAAP; (f) easements, rights of way, restrictions, exceptions or reservations, and zoning ordinances, regulations and restrictions, with respect to any property or rights of way of the Company, which do not, individually or in the aggregate, materially impair the use of such property or rights of way for the purposes for which such property or rights of way are held by the Company; (g) irregularities in or defects of title to any property or rights of way of the Company which do not materially impair the use of such property or rights of way for the purposes for which such property or rights of way are held by the Company; (h) Liens securing obligations neither assumed by the Company nor on account of which it customarily pays interest, directly or indirectly, existing upon real property, or rights in or relating to real property acquired by the Company for rights of way for lines, pipes, structures and appurtenances thereto; (i) party-wall agreements and agreements for, and obligations relating to, the joint or common use of property owned solely by the Company or owned by the Company in common or jointly with one or more Persons; (j) Liens securing Indebtedness incurred by a Person, other than the Company, which Indebtedness has been neither assumed nor Guaranteed by the Company nor on which it customarily pays interest, existing on property which the Company owns jointly or in common with such Person or such Person and others, if there is an effective bar against partition of such property which would preclude the sale of such property by such other Person or the holder of such Lien without the consent of the Company; (k) any attachment, judgment and other similar Lien arising in connection with court proceedings (i) in an amount not in excess of the greater of $10 million or 1% of the principal amount of the First Mortgage Bonds outstanding at the time such attachment, judgment or Lien arises or (ii) the execution of which has been stayed or which has been appealed and secured, if necessary, by an appeal bond, provided that no Event of Default shall result therefrom; (l) the burdens of any law or governmental rule, regulation, order or permit requiring the Company to maintain certain facilities or to perform certain acts as a condition of its occupancy or use of, or interference with, any public or private lands or highways or any river, stream or other waters;
(m) any duties or obligations of the Company to any federal, state or local or other governmental authority with respect to any franchise, grant, license, permit or contract which affects any Mortgaged Property; (n) Liens in favor of a government or governmental entity securing (i) payments pursuant to a statute (other than taxes and assessments), or (ii) Indebtedness incurred to finance all or part of the purchase price or Cost of construction of the property subject to such Lien; (o) leases existing at the Initial Issuance Date affecting properties owned by the Company at said date and renewals and extensions thereof and, with respect to leases affecting properties acquired by the Company after such date, leases (i) which have respective terms of not more than 10 years (including extensions or renewals at the option of the tenant) or (ii) which do not materially impair the use by the Company of such properties for the respective purposes for which they were acquired; (p) Liens vested in lessors, licensors or permitters for rent to become due or for other obligations or acts to be performed, the payment of which rent or the performance of which other obligations or acts is required under leases, subleases, licenses or permits, so long as the payment of such rent or the performance of such other obligations or acts is not delinquent or is being contested in good faith and by appropriate proceedings and the Company shall have set aside in its books adequate reserves for the payment thereof to the extent required by GAAP: (q) any trustee's Lien; and (r) any other Liens of whatever nature or kind which, in the opinion of independent counsel, do not, individually or in the aggregate, materially impair the Lien of the Indenture or the security afforded thereby for the benefit of the Bondholders.

  "Permitted Investments" means (a) Investments in the Company or in a Wholly Owned Subsidiary of the Company (including Investments by the Company in the First Mortgage Bonds or the Series A Preferred Stock to the extent otherwise permitted by a supplemental indenture); (b) Investments in Cash Equivalents; (c) Investments by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company; (d) Investments in any Person owning or operating power generation or transmission facilities in which the Company owns joint or undivided interests; (e) Investments in a Person formed as a special purpose entity in conjunction with a nuclear fuel financing facility; (f) Investments in conjunction with the bankruptcy or reorganization of customers and suppliers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business; and (g) existing Investments of the Company.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, in whole or in part, other Indebtedness of the Company or any of its Subsidiaries; provided, however, that (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of accrued interest and premiums, if any, thereon and the reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness (and, in case of refinanced First Mortgage Bonds, the First Mortgage Bonds of the same series) being extended, refinanced, renewed, replaced, defeased or refunded;
(iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Bonds, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Bonds on terms at least as favorable to the holders of Bonds as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, further, that in no event shall clauses (i), (ii) and (iii) of the first proviso of this definition apply to any extension, refinancing, renewal, replacement or refunding of (a) the Maricopa Reimbursement Agreement, (b) the Farmington Reimbursement Agreement, (c) any loan agreement or installment sale agreement between the Company and the Maricopa County, Arizona Pollution Control Corporation (or its permitted successors), so long as such extension, refinancing, renewal, replacement or refunding is entered into with the consent of the creditors of the Maricopa Reimbursement Agreement (if such agreement shall then be in effect), and/or (d) any loan agreement or installment sale agreement between the Company and the City of Farmington, New Mexico (or its permitted successors), so long as such extension, refinancing, renewal, replacement or refunding is entered into with the consent of the creditors of the Farmington Reimbursement Agreement (if such agreement shall then be in effect), in each case so long as the principal amount of the facility extending, refinancing, renewing, replacing or refunding the Indebtedness referenced in clauses (a), (b), (c) and/or (d) does not exceed the principal amount of the pollution control bonds underlying such facility plus (in the case of clauses
(a) and (b)) the amount of interest coverage then required to be included in such facility based on the determination of a Rating Agency.

  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Plan" means the Fourth Amended Plan of Reorganization of El Paso Electric Company, dated November 7, 1995, filed in the United States Bankruptcy Court, Western District of Texas, Austin Division, with respect to the Company, as the same may be amended.

  "Plan Indebtedness" means the Indebtedness of the Company contemplated by the Plan.

  "Preferred Stock" means any Capital Stock of the Company which by its terms has preference to common stock in right of dividends or other distributions or upon liquidation or dissolution.

  "Prior Lien" means any Lien on any Mortgaged Property existing both at and immediately prior to the time of the acquisition by the Company of such Mortgaged Property, or created as a purchase money mortgage on such Mortgaged Property at the time of its acquisition by the Company, in each case ranking prior to or on a parity with the Lien of the Indenture.

  "Prior Lien Indebtedness" means any bonds, notes or other Indebtedness (including the evidence thereof) secured by a Prior Lien.

  "Rating Agency" means S&P or Moody's.

  "Restricted Investment" means an Investment other than a Permitted Investment.

  "Retained Bonds" means Bonds, if any, issued by the Company to creditors of the Company pursuant to Section 2.2(B) of the Plan.

  "Retired" means as of any particular time First Mortgage Bonds and Prior Lien Indebtedness theretofore but after the Initial Issuance Date, paid, retired, repurchased, redeemed, canceled or otherwise discharged, or for the payment, retirement, repurchase or redemption of which money or Eligible Obligations in the necessary amount shall have been deposited with, or shall then be held by, the Trustee with respect to First Mortgage Bonds, or the trustee or mortgagee under the Prior Lien which secures such Prior Lien Indebtedness with respect to Prior Lien Indebtedness, in each case with irrevocable direction to apply such money or the proceeds of such Eligible Obligations to such purchase, payment, retirement or redemption.

  "S&P" means Standard & Poors' Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

  "Series A Preferred Stock" means the 11.40% Series A Preferred Stock of the Company.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation is in effect on the date hereof.

  "Subordinated Indebtedness" means Indebtedness of the Company (whether outstanding on the date hereof or hereafter created, incurred, assumed or Guaranteed by the Company or its Subsidiaries) which is subordinate to the Bonds in right of payment or rights upon liquidation of the Company, whether pursuant to the terms of the instrument creating or evidencing such Indebtedness or otherwise. For avoidance of doubt, no Indebtedness shall be deemed to be Subordinated Indebtedness solely by reason of the fact that such Indebtedness is unsecured or the Lien of such Indebtedness is junior to the Lien of the Indenture, and in no event shall any

Indebtedness under the New Facility Agreements or any Permitted Refinancing Indebtedness or replacements thereof be deemed Subordinated Indebtedness.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Unfunded," as applied to First Mortgage Bonds, Prior Lien Indebtedness or Bondable Property, means that such First Mortgage Bonds, Prior Lien Indebtedness or Bondable Property are not Funded.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.



                         DESCRIPTION OF PREFERRED STOCK


GENERAL

     The Preferred Stock was issued on February 12, 1996 pursuant to the Statement of Resolution. The definitions of certain terms used in the Statement of Resolution and in the following summary are substantially the same as those used in the Indenture. For a description thereof, see "Description of Bonds-Definitions."

     The Company's Amended and Restated Articles of Incorporation (the "Restated Articles of Incorporation"), which become effective on February 12, 1996, authorize the Company to issue up to 2,000,000 shares of preferred stock, no par value per share. The Board of Directors has the power, without further action of the shareholders (unless required by applicable laws or regulations or the terms of any outstanding securities of the Company), to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such designations, preferences, limitations and relative rights, including voting rights, as are stated in the resolution adopted by the Board of Directors providing for the issuance of such series and as are permitted by the Texas Business Corporation Act.

     Pursuant to the Statement of Resolution, 1,000,000 shares of the Preferred Stock with a liquidation preference of $100 per share (the "Liquidation Preference") were authorized for issuance plus additional shares of Preferred Stock as may be issued in payment of dividends thereon. During the period from the effective date of the Reorganization through February 1, 1997, the Company issued an additional 115,150 shares of Preferred Stock as pay-in-kind dividends. The Preferred Stock is fully paid and nonassessable, and holders thereof have no preemptive rights. The Preferred Stock is not convertible into, or exchangeable for, other securities of the Company.

     The Liquidation Preference of the Preferred Stock is not necessarily indicative of the price at which shares of the Preferred Stock will trade, and the Preferred Stock may trade at prices below its Liquidation Preference. The market price of the Preferred Stock can be expected to fluctuate with changes in the financial markets and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities. See "Risk Factors-Substantial Leverage and Limited Financial Flexibility" and "-Restrictions on Ability to Pay Dividends."

     All distributions with respect to the Preferred Stock, including the declaration or payment of dividends, redemptions, repurchases and distributions upon a liquidation, dissolution or winding up of the Company or a reduction or decrease in capital stock of the Company, are subject to the provisions of the Texas Business Corporation Act, including provisions which prohibit any distributions if (i) after giving effect thereto, the Company would be unable to pay its debts as they become due in the usual course of business; or (ii) the distribution exceeds the surplus of the Company. Under Section 305 of the FPA, it is unlawful for a director or officer of the Company to participate in the making or payment of dividends from "any funds properly included in capital account." If there are any accrued and unpaid dividends on the Preferred Stock, the Statement of Resolution prohibits the redemption or repurchase of any shares of Preferred Stock unless either (i) all such accrued and unpaid dividends are paid prior to any partial redemption or repurchase of shares of Preferred Stock or (ii) all outstanding shares are redeemed or repurchased in the redemption or repurchase.


RANKING

     The Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up, dissolution of the Company and reduction or decrease in capital stock, rank: (i) senior to all classes of common stock of the Company and each other class of capital stock or series of preferred stock issued by the Company the terms of which provide that such class or series will rank junior to the Preferred Stock or which do not specify their rank (collectively with the common stock of the Company, "Junior Securities");
(ii) on a parity with each other class of capital stock or series of preferred stock issued by the Company that specifically provides that such class or series will rank on a parity with the Preferred Stock (collectively, "Parity Securities"); and (iii) junior to each other class of capital stock or series of preferred stock issued by the Company that specifically provides that such class or series will rank senior to the Preferred Stock (collectively, "Senior Securities"). In addition, creditors and shareholders of the Company's subsidiaries, if any, will have priority over the Preferred Stock with respect to claims on the assets of such subsidiaries.


DIVIDENDS

     Dividends will be cumulative from the date of issuance of the Preferred Stock and will accrue and, except as described below, be payable quarterly in arrears. Holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends on the Preferred Stock, at the rate of 11.40% per annum of the Liquidation Preference thereof. Dividend accrual periods will end on February 1, May 1, August 1 and November 1 of each year (each, a "Dividend Accrual Date"), commencing May 1, 1996. The first dividend was paid on November 1, 1996 and included all amounts of dividends accrued from the date of issuance. Prior to May 1, 1999, dividends will be paid in additional fully paid and nonassessable shares of Preferred Stock at the rate of one share of Preferred Stock for each $100 of such dividend, subject to adjustment in the event of any stock split, stock combination, recapitalization or similar transaction with respect to the Preferred Stock. In lieu of issuing fractional shares as dividends, each holder of Preferred Stock shall receive the cash value of any such fractional share at the rate of $100 per share. On and after May 1, 1999, dividends will be paid in cash. Dividends payable for each full dividend period will be computed by dividing the dividend rate by four and multiplying by the aggregate Liquidation Preference of the Preferred Stock for which dividends are payable or being accrued. Dividends payable for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued and unpaid dividends, if any, will not bear interest or, except for dividends paid or accrued in shares of Preferred Stock, bear dividends thereon. Dividends will cease to accrue in respect of shares of the Preferred Stock on the date of their redemption or repurchase by the Company. See "Certain Federal Income Tax Considerations."


OPTIONAL REDEMPTION

     Except as provided under "-Change of Control," the Preferred Stock will not be redeemable at the Company's option prior to February 1, 1999. Thereafter, the Company, at its option, may redeem, in whole or in part, the Preferred Stock upon not less than 30 nor more than 60 days' notice, in cash at the respective redemption prices (expressed as percentages of the Liquidation Preference) set forth below, plus accrued and unpaid dividends (including an amount equal to a prorated dividend from the immediately preceding Dividend Accrual Date to the date of redemption), if any, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

           Year                                Percentage
           ----                                ----------
           1999.................                105.700%
           2000.................                104.560%
           2001.................                103.420%
           2002.................                102.280%
           2003.................                101.140%
           2004 and thereafter..                100.000%


MANDATORY REDEMPTION

     On February 1, 2008, the Company will be required to redeem (subject to the legal availability of funds therefor) all outstanding shares of Preferred Stock at a price in cash equal to the Liquidation Preference thereof, plus all accrued and unpaid dividends, if any, to the date of redemption. The Company is not required to make sinking fund payments with respect to the Preferred Stock.


LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of the Company's common stock (a "reduction or decrease in capital stock"), holders of Preferred Stock will be entitled to payment out of the assets of the Company available for distribution of an amount equal to the Liquidation Preference per share of Preferred Stock held by such holder or in arrears, plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock (including an amount equal to a prorated dividend from the immediately preceding Dividend Accrual Date to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock), before any distribution is made on any Junior Securities, including, without limitation, common stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution, winding up of the Company or reduction or decrease in capital stock, the application of all amounts available for payments with respect to the Preferred Stock and all Parity Securities would not result in payment in full of the Preferred Stock and such Parity Securities, holders of the Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of the Company in proportion to the full Liquidation Preference to which each is entitled. After payment in full of the Liquidation Preference to which holders of Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of the Company. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding up of the business of the Company or reduction or decrease in capital stock.

     The Statement of Resolution does not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the Preferred Stock, although such Liquidation Preference will be substantially in excess of the par value of such shares of the Preferred Stock. In addition, the Company is not aware of any provision of Texas law or any controlling decision of the courts of the State of Texas that requires a restriction upon the surplus of the Company solely because the Liquidation Preference or other amount payable upon liquidation of the Preferred Stock will exceed the par value.


CHANGE OF CONTROL

     Upon the occurrence of a Change of Control on or prior to February 1, 1999, and no earlier than 30 days nor later than 60 days after the date upon which the Company delivers a written notice to the holders of the Preferred Stock of the occurrence of a Change of Control, the Company will have the right to redeem all or part of the Preferred Stock (the "Change of Control Redemption") at a redemption price in cash equal to 108% of the aggregate Liquidation Preference thereof, plus accrued and unpaid dividends (including an amount equal to a prorated dividend from the immediately preceding Dividend Accrual Date), if any, to the redemption date. The Company will mail or cause to be mailed notice of the Change of Control Redemption to each holder within ten days of the occurrence of a Change of Control.

     In addition, upon a Change of Control, each holder of shares of Preferred Stock will have the right to require the Company to repurchase all or any part of such holder's shares of Preferred Stock not otherwise subject to a Change of Control Redemption or an optional redemption pursuant to an offer by the Company (the "Change of Control Offer") at an offer price in cash equal to 101% of the Liquidation Preference thereof, plus accrued and unpaid dividends (including an amount equal to a prorated dividend from the immediately preceding Dividend Accrual Date to the date of purchase), if any, to the date of purchase (the "Change of Control Payment"). The Company will mail or cause to be mailed notice of the Change of Control Offer to each holder of the Preferred Stock within ten days following any Change of Control, which will (i) describe the transaction or transactions that constitute the Change of Control; (ii) if on or prior to February 1, 1999, indicate whether the Company is making a Change of Control Redemption (and, if so, will describe the terms thereof); and (iii) offer to repurchase the Preferred Stock pursuant to the procedures required by the Statement of Resolution and described in such notice.

     The Statement of Resolution will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all of its outstanding indebtedness, perform all of its obligations or obtain the requisite consents, if any, under all agreements restricting or prohibiting the repurchase of the shares of Preferred Stock required by this covenant. The Company will publicly announce the results of the Change of Control Offer on, or as soon as practicable after, the Change of Control Payment date.

     The Company's ability to repurchase the Preferred Stock may be limited by its then existing financing arrangements. See "Description of Bonds-Certain Covenants-Restricted Payments." In addition, there can be no assurance that the Company will have sufficient funds to repurchase the Preferred Stock following a Change of Control. Except as described above with respect to a Change of Control, the Statement of Resolution does not contain provisions that permit the holders of shares of the Preferred Stock to require that the Company repurchase or redeem the Preferred Stock in the event of a takeover, recapitalization or similar restructuring.

     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Preferred Stock in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Statement of Resolution, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have violated the Statement of Resolution by virtue thereof.


VOTING RIGHTS

     Holders of the Preferred Stock will have no voting rights, except as required by law and as provided in the Statement of Resolution therefor. Upon
(a) the accumulation of accrued and unpaid dividends on the outstanding Preferred Stock in an amount equal to six full quarterly dividends (whether or not consecutive); (b) the failure of the Company to satisfy any mandatory redemption or repurchase obligation (including, without limitation, pursuant to any required Change of Control Offer) with respect to the Preferred Stock; (c) the failure of the Company to make a Change of Control Offer within 30 days following any Change of Control; or (d) the failure of the Company to comply with the covenants set forth below under the caption "-Certain Covenants" (each of the events described in clauses (a), (b), (c) and (d) being referred to herein as a "Voting Rights Triggering Event"), the number of members of the Company's Board of Directors will be increased by two, and the holders of a majority of the outstanding shares of Preferred Stock, voting as a separate class, will be entitled to elect two members to the Board of Directors of the Company. Voting rights arising as a result of a Voting Rights Triggering Event will continue until such time as all dividends in arrears on the Preferred Stock are paid in full or such other Voting Rights Triggering Event has been cured or waived.

     The Company may not authorize or issue (i) any Parity Securities, or any obligation or security convertible into or evidencing the right to purchase Parity Securities, without the affirmative vote or consent of the holders of a majority of the then outstanding shares of

Preferred Stock; and (ii) any Senior Securities, or any obligation or security convertible into or evidencing the right to purchase Senior Securities, without the affirmative vote or consent of the holders of two-thirds of the then outstanding shares of Preferred Stock, in each case, voting as a separate class.


CERTAIN COVENANTS

     Merger, Consolidation and Sale of Assets

     Without the affirmative vote of holders of a majority of the outstanding shares of Preferred Stock, voting as a class, the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) the resulting, surviving or transferee Person (the "Successor Corporation") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Preferred Stock shall be converted into or exchanged for and shall become shares of the Successor Corporation having, in respect of the Successor Corporation, substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Preferred Stock had immediately prior to such transaction; (iii) the Successor Corporation will have Consolidated Net Worth immediately after the transaction (but prior to any revaluation or recalculation of Consolidated Net Worth as of the date of the transaction relating to a carry-over basis (if any) of the assets acquired in the transaction (as determined in accordance with GAAP)) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and (iv) the Company shall deliver to the transfer agent prior to the consummation of the proposed transaction an officers' certificate and an opinion of counsel to the effect that such sale, assignment, transfer, lease, conveyance or other disposition complies with the terms of the Statement of Resolution and that all conditions precedent to such sale, assignment, transfer, lease, conveyance or other disposition have been satisfied.


     Junior Payments

     So long as any shares of Preferred Stock are outstanding, the Company will not declare, pay or set apart for payment on any Junior Securities or Parity Securities any dividends whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of common stock with respect to Junior Securities other than common stock, together with cash in lieu of fractional shares), nor will the Company make any distribution on any Junior Securities or Parity Securities, nor will any Junior Security or Parity Security be purchased, redeemed or otherwise acquired or retired for value by the Company or any of its Subsidiaries, nor will any monies be paid or made available for a sinking fund for the purchase or redemption of any Junior Security or Parity Security (each, a "Junior Payment"), unless all dividends, redemption payments, Change of Control Payments or other payments to which the holders of Preferred Stock shall be entitled at the time of such Junior Payment shall have been paid or declared and a sum of money sufficient for the payment thereof set apart; provided, however, that until May 1, 1999, no Junior Payments, other than with respect to the Common Stock, may be made in cash. Notwithstanding the foregoing, if the Company is unable to meet its payment obligations with respect to dividends, redemption payments, Change of Control Payments or other payments with respect to the Preferred Stock and other Parity Securities as described herein, holders of Preferred Stock and Parity Securities will share equally and ratably in any payments by the Company with respect thereto.


     Reports

     The provisions of the Statement of Resolution relating to the provision of reports and information by the Company will be substantially the same as the provisions of the Indenture relating to such matters. See "Description of Bonds-Certain Covenants-Reports."


TRANSFER AGENT AND REGISTRAR

     The Bank of New York is the transfer agent and registrar for the Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion sets forth the material anticipated federal income tax consequences of the purchase, ownership and disposition of the Preferred Stock by holders that are United States persons. For this purpose, United States persons include (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate (and, in general, for tax years beginning on or before December 31, 1996, any trust) that is subject to United States federal income taxation regardless of the source of its income; and (iv) for tax years beginning after December 31, 1996 (or, if elected, for tax years ending after August 20, 1996), a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to an investor's decision to purchase Preferred Stock and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, regulated investment companies, tax-exempt organizations, foreign persons, persons that hold Preferred Stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Preferred Stock as "capital assets" within the meaning of Section 1221 of the Code. The following discussion is subject to the requirement that a taxpayer obtain the consent of the Internal Revenue Service before changing a method of accounting. No ruling has been or will be requested by the Company from the Internal Revenue Service on any tax matters relating to the Preferred Stock, and there can be no assurance that the Internal Revenue Service will not take a different view with respect to the tax consequences described below. ALL PROSPECTIVE PURCHASERS OF SHARES OF THE PREFERRED STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK.


DISTRIBUTIONS ON THE PREFERRED STOCK

     A holder of the Preferred Stock will be treated as having received a distribution when additional shares of Preferred Stock or cash are distributed in payment of dividends. The amount of any distribution will be equal to the amount of cash or the fair market value of the additional shares of Preferred Stock distributed. A holder's initial tax basis in, and the issue price of, any such additional shares of Preferred Stock will be equal to their fair market value on the date of distribution. A holder's holding period for such additional shares will commence with the date of their distribution, and will not include such holder's holding period for the shares of Preferred Stock with respect to which the additional shares were distributed.

     The Preferred Stock is redeemable at the option of the Company at a premium on and after February 1, 1999. Treasury Regulations provide that, with respect to preferred stock that is redeemable at a premium at the option of the issuer, the amount of the premium will be treated as a constructive distribution (or series of constructive distributions) of additional stock on preferred stock that is taken into account under principles similar to the principles of Section 1272(a) of the Code if redemption is more likely than not to occur. For purposes of the foregoing rule, Treasury Regulations provide a safe harbor under which constructive distribution treatment does not result if (i) the issuer and holder are unrelated (applying a test of relatedness that may be satisfied based on 20% common ownership); (ii) there are no plans, arrangements or agreements that effectively require, or are intended to compel, the issuer to redeem the stock; and (iii) the exercise of the option to redeem would not reduce the yield of the stock. The Company believes that the foregoing safe harbor will be satisfied with respect to the Preferred Stock held by holders that are unrelated to the Company. Treasury Regulations further provide that holders of preferred stock that is subject to redemption at a premium at the option of such holders must accrue the premium as income under principles similar to the principles of
Section 1272(a) of the Code if certain conditions are met. The Company believes that those conditions will not be met with respect to the Preferred Stock.

     A distribution with respect to the Preferred Stock will be treated as a dividend for federal income tax purposes to the extent of the Company's current and accumulated earnings and profits, as determined under federal income tax law. The portion of a distribution treated as a dividend will be includible in such holder's gross income as ordinary income. The portion of a distribution with respect to the Preferred Stock not treated as a dividend ( i.e., the excess, if any, of the amount of the distribution over the Company's current and accumulated earnings and profits) will be treated first as a return of such holder's basis in that Preferred Stock (determined on a share-by-share basis rather than by aggregating all of a holder's shares) and then, to the extent that it exceeds such basis, as gain on the sale of that Preferred Stock. Any such gain will be treated as capital gain with respect to Preferred Stock held as a capital asset. Any such gain that is treated as capital gain will be treated as long-term capital gain with respect to Preferred Stock held for more than one year.

     Under Section 243 of the Code, a corporate holder generally would be able to deduct 70% of the portion of any distribution that is treated as a dividend, provided that the stock has been held for more than 45 days. There are, however, several restrictions on the availability of the dividends-received deduction. In addition, a corporate holder may be required to reduce its tax basis in the Preferred Stock by the nontaxable portion of any "extraordinary dividend" within the meaning of Section 1059 of the Code received during the first two years of its holding period. Generally, an "extraordinary dividend" is a dividend that
(i) equals or exceeds 5% of the holder's basis in the Preferred Stock (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the holder's adjusted basis in the Preferred Stock (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). If an election is made by the holder, under certain circumstances the fair market value of the Preferred Stock as of the day before the ex-dividend date may be substituted for the holder's basis in applying those tests. Although the first dividend paid on the Preferred Stock, on November 1, 1996, likely exceeded this threshold, subsequent dividends, including dividends paid after the date hereof generally will not, and thus will not be considered extraordinary dividends within the meaning of Section 1059 of the Code. Corporate holders should consult their own tax advisors regarding the extent, if any, to which Section 1059 of the Code and restrictions on the availability of the dividends-received deduction may apply to their particular factual situation. In addition, prospective investors should be aware that in February 1997, the President of the United States proposed that the dividends-received deduction available under Section 243 of the Code to a corporation that owns less than 20% (by vote and value) of the stock in the corporation paying the dividend be reduced from 70% to 50%. The President's proposal would be effective for dividends paid or accrued more than 30 days after the date of enactment of the proposal. As of the date hereof, it is not clear whether legislation adopting this proposal or any other proposal reducing the dividends-received deduction will ultimately be enacted.


REDEMPTION OR SALE OF PREFERRED STOCK

     Upon the redemption, or other taxable disposition by sale or exchange, of shares of the Preferred Stock, a holder will generally recognize capital gain or loss (except to the extent of payments received in connection with a redemption that are attributable to declared dividends, which payments will be treated in the same manner as distributions described above). The gain or loss recognized on such exchange will generally be equal to the difference between the amount realized by the holder and such holder's adjusted tax basis in the Preferred Stock. Different rules may apply to the redemption of Preferred Stock by a holder that continues to own stock of the Company, actually or constructively, following the redemption.


BACKUP WITHHOLDING

     In general, a noncorporate holder of the Preferred Stock will be subject to backup withholding at a rate of 31% with respect to dividends with respect to, or the proceeds of a sale, exchange or redemption of, the Preferred Stock if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status, or to meet certain other requirements. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities.

                          DESCRIPTION OF COMMON STOCK

     The Amended and Restated Articles of Incorporation authorize the Company to issue up to 100,000,000 shares of common stock. Approximately 60,000,000 shares of Common Stock were issued pursuant to the Plan and there were 60,239,236 shares issued and outstanding at March 14, 1997. All such shares are fully paid and nonassessable.

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors, subject to any class or series voting rights of holders of any preferred stock. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock, the holders of Common Stock will possess all voting power. The Restated Articles of Incorporation do not provide for cumulative voting in the election of directors. The Board of Directors is divided into three classes of directors (Class I, Class II and III), the term of which expire at successive annual shareholders' meetings. The first annual shareholders' meeting following the effective date of the Plan will be in May 1997, at which meeting Class I directors will stand for election.

     Holders of Common Stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The Common Stock does not contain any redemption provisions or conversion rights. The Company is not required to make sinking fund payments with respect to the Common Stock.

     Subject to any preferential rights of any outstanding series of preferred stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and in the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive pro rata the remainder, if any, of the assets of the Company after the discharge of its liabilities.

     All distributions with respect to the Common Stock, including the declaration or payment of dividends, redemptions, repurchases and distributions upon a liquidation, dissolution or winding up of the Company or reduction or decrease in capital stock of the Company, are subject to the provisions of the Texas Business Corporation Act, including provisions that prohibit any distribution if (i) after giving effect thereto, the Company would be unable to pay its debts as they become due in the usual course of business, or (ii) the distribution exceeds the surplus of the Company. In addition, under Section 305 of the Federal Power Act, it is unlawful for a director or officer of the Company to participate in the making or payment of dividends from "any funds properly included in capital account." Pursuant to the Statement of Resolution, no dividends can be paid on the Common Stock if there are dividends in arrears on the Preferred Stock.

     So long as any of the Company's First Mortgage Bonds, Series A through H, are outstanding and the series with the longest maturity is not rated "investment grade" by either Standard & Poor's Rating Services or Moody's Investors Service, Inc., the Company may not declare any dividend on the Common Stock, other than in additional shares of Common Stock, or make any other distribution on, or acquire for value any shares of Common Stock (with certain limited exceptions) unless, after giving effect thereto, the aggregate of all such dividends, distributions and certain other payments made by the Company since February 12, 1996 would be less than the sum of (i) 50% of the Consolidated Net Income (as defined in the Indenture, see "Description of Bonds-Definitions") of the Company minus dividends paid in respect of the Series A Preferred Stock for the period from February 13 to the most recently ended fiscal quarter for which internal financial statements are available (or, if such Consolidated Net Income is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net proceeds received by the Company from the issuance or sale since February 12, 1996 of equity securities or debt securities that have been converted into equity securities, plus (iii) $10.0 million.

     So long as a drawing is available under any of four letters of credit issued in connection with the four series of pollution control revenue bonds of the Company, the Company cannot, without the written consent of the creditors under two reimbursement agreements related to such letters of credit, declare any dividend on the Common Stock, other than in additional shares of Common Stock, or make any other distribution on, or acquire for value any shares of Common Stock (with certain limited exceptions) unless, after giving effect thereto, the aggregate of all such dividends, distributions and certain other payments made by the Company since February 12, 1996 would be less than the sum of (i) 50% of the Consolidated Net Income (as defined in the reimbursement agreements) of the Company minus dividends paid in respect of the Preferred Stock for the period from February 13 to the most recently ended fiscal quarter for which internal financial statements are available (or, if such Consolidated Net Income is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net proceeds received by the Company from the issuance or sale since February 12, 1996 of equity securities or debt securities that have been converted into equity securities, plus (iii) $10.0 million; and provided that the aggregate amount of dividends on the Common Stock shall not exceed $15 million prior to the third anniversary of the initial date of issue (February 12, 1999).

     The Chemical Bank Facility contains the same restrictions on the payment of dividends as the reimbursement agreements discussed above.


                                 LEGAL MATTERS


     The validity of the Securities offered by this Prospectus have been passed upon for the Company by Eduardo A. Rodriguez, Esq., Senior Vice President and General Counsel, and by Sidley & Austin, New York, New York.

                                EXPERTS


          The financial statements of the Company as of December 31, 1995 and 1996, and for each of the years in the three year period ended December 31, 1996 appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in or incorporated by reference into this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Bonds, the Preferred Stock and the Common Stock offered hereby, an offer to sell or a solicitation of an offer to buy the Bonds, the Preferred Stock or the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                       ----------------------------------

                               TABLE OF CONTENTS

                                                    Page
Risk Factors                                           1
The Company                                            7
Reorganization Under Chapter 11 of the
   Bankruptcy Code                                     7
Capitalization                                        10
Ratio of Earnings to Fixed Charges and Preferred
   Stock Dividend Requirements                        10
Use of Proceeds                                       11
Determination of Offering Price                       11
Selling Securityholders                               11
Plan of Distribution                                  14
Description of Bonds                                  15
Description of Preferred Stock                        49
Certain Federal Income Tax Considerations             57
Description of Common Stock                           60
Legal Matters                                         61
Experts                                               62



                            EL PASO ELECTRIC COMPANY



                $17,700,000 9.40% Series E First Mortgage

                                Bonds due 2011


               28,548 shares of 11.40% Series A Preferred Stock


                       11,908,539 shares of Common Stock



                             --------------------
                                  PROSPECTUS
                             --------------------







                                 April __, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby.

SEC registration fee.................................................$ 69,030
Printing.............................................................  60,000
Legal fees and expenses..............................................  60,000
Accounting fees and expenses.........................................  20,000
Miscellaneous........................................................   1,970
                                                                      -------
       Total.........................................................$211,000
                                                                      =======
ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 2.02-1 of the Texas Business Corporation Act provides for the indemnification of officers and directors of the Company against liability in proceedings in which the individual is wholly successful and permits authorization of indemnification in other proceedings. The Company's Restated Articles of Incorporation and Bylaws provides for indemnification in other proceedings. The Company's Restated Articles of Incorporation and Bylaws provide for indemnification of officers and directors of the Company to the fullest extent permitted by law. The Company has also entered into indemnity agreements with each officer and director pursuant to which the Company is required to indemnify such officers and directors to the fullest extent permitted by law. Article 1302-7.06 of the Texas Miscellaneous Corporation Law Act authorizes a Texas corporation to include a provision in its articles of incorporation to provide that "a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders...for monetary damages for an act or omission in the director's capacity as a director," with certain exceptions. The Company's Restated Articles of Incorporation includes a provision eliminating the liability of a director for monetary damages to the Company to the fullest extent permitted by Article 1302-7.06.

  Under the Registration Rights Agreement, the Company has agreed to indemnify the Selling Securityholders and the Selling Securityholders have agreed to indemnify the Company against certain liabilities and expenses incurred in connection with the registration statement, including, with respect to their respective obligations under the Securities Act.

  For the undertaking with respect to indemnification see Item 17 herein.

ITEM 16.   EXHIBITS.

Exhibit 4 - Instruments Defining the Rights of Securityholder; including
            Indentures:
        4.01 - General Mortgage Indenture and Deed of Trust dated as of February 1, 1996, and First Supplemental Indenture dated as of February 1, 1996, including form of Series A through H First Mortgage Bonds. (Exhibit 4.01 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
        4.02 - Statement of Resolution Establishing Series of Preferred Stock, dated February 7, 1996 and effective February 12, 1996. (Exhibit 4.02 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.)

Exhibit 5 - Opinion re Legality:
        5.01 - Opinion of Sidley & Austin. (Exhibit 5.01 to the Company's Registration Statement on Form S-1, Registration No. 333-32030.)
        5.02 - Opinion of Eduardo A. Rodriguez, Esq. (Exhibit 5.02 to the Company's Registration Statement on Form S-1, Registration No. 333-32030.)
        5.03 - Opinion of Eduardo A. Rodriguez, Esq. (Exhibit 5.03 to the Company's Registration Statement on Form S-1, Registration No. 333-32030.)

Exhibit 10 - Material Contracts
       10.01 - Registration Rights Agreement dated as of February 12, 1996 among El Paso Electric Company, Fidelity Management & Research Company and Fidelity Management Trust Company. (Exhibit 10.01 to the Company's Registration Statement on Form S-1, Registration No. 333-32030.)

Exhibit 12 - Opinion re Computation of Ratios
       12.01 -   Ratio of Earnings to Fixed Charges.*
       12.02 -   Ratio of Earnings to Fixed Charges and Preferred Stock Dividend
                 Requirements*

Exhibit 23 - Consents of Experts
       23.01 -   Consent of KPMG Peat Marwick LLP.*
       23.02 -   Consent of Sidley & Austin (contained in their opinion filed as
                 Exhibit 5.01).
       23.03 -   Consent of Eduardo A. Rodriguez, Esq. (contained in his
                 opinions filed as Exhibits 5.02 and 5.03).

Exhibit 24 - Power of Attorney
       24.01 - Power of Attorney (Exhibit 24.01 to the Company's Registration Statement on Form S-1, Registration No. 333-32030.)

________________

*      Filed herewith.

ITEM 17.   UNDERTAKINGS

        a. The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        b. Insofar as indemnification for labilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        c. The undersigned registrant hereby further undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

           (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Paso, State of Texas, on the 4th day of April 1997.

                              EL PASO ELECTRIC COMPANY


                              By: /s/ James S. Haines, Jr.
                                  --------------------------------------
                                      James S. Haines, Jr.
                                      Chief Executive Officer and
                                      President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                         Title                       Date
      ---------                         ------                      -----

/s/ James S. Haines, Jr.        Chief Executive Officer,        April 4, 1997
------------------------------  President and Director          -------------
James S. Haines, Jr.            (Principal Executive Officer)


/s/ Gary R. Hedrick             Vice President, Treasurer       April 4, 1997
------------------------------  and Chief Financial Officer     -------------
Gary R. Hedrick                 (Principal Financial and
                                Accounting Officer)


/s/ George W. Edwards, Jr.      Chairman of the Board and       April 4, 1997
------------------------------  Director                        -------------
George W. Edwards, Jr.


/s/ Wilson K. Cadman            Director                        April 4, 1997
------------------------------                                  -------------
Wilson K. Cadman


/s/ James A. Cardwell           Director                        April 4, 1997
------------------------------                                  -------------
James A. Cardwell

      Signature                         Title                       Date
      ---------                         ------                      -----

/s/ Ramiro Guzman               Director                        April 4, 1997
------------------------------                                  -------------
Ramiro Guzman


/s/ James W. Harris             Director                        April 4, 1997
------------------------------                                  -------------
James W. Harris


/s/ Kenneth R. Heitz            Director                        April 4, 1997
------------------------------                                  -------------
Kenneth R. Heitz


/s/ Edward C. Houghton, IV      Director                        April 4, 1997
------------------------------                                  -------------
Edward C. Houghton, IV


/s/ Michael K. Parks            Director                        April 4, 1997
------------------------------                                  -------------
Michael K. Parks


/s/ Eric B. Siegel              Director                        April 4, 1997
------------------------------                                  -------------
Eric B. Siegel


/s/ Stephen Wertheimer          Director
------------------------------                                  April 4, 1997
Stephen Wertheimer                                              -------------


/s/ Charles A. Yamarone         Director
------------------------------                                  April 4, 1997
Charles A. Yamarone                                             -------------